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Second Quarter Report 2015

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

This Management's Discussion and Analysis ("MD&A") dated August 12, 2015 of Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2015, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A should also be read in conjunction with the MD&A and consolidated financial statements included in the Company's Annual Report on Form 40-F for the year ended December 31, 2014 (the "Form 40-F"), prepared in accordance with IFRS. The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. The condensed interim consolidated financial statements and MD&A are presented in United States dollars ("$" or "US$") and all units of measurement are expressed in metric, unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euros" or "€"). Additional information relating to the Company, including risk factors in the Form 40-F, is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

Business Overview

        Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957. The Company's nine mines are located in Canada, Mexico and Finland, with exploration and development activities in each of these regions as well as in the United States. The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales. Agnico Eagle has declared a cash dividend every year since 1983.

        Agnico Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of by-product metals, primarily silver, zinc and copper.

        Over the past six years, Agnico Eagle has evolved from operating two gold mines in Canada to being an international gold mining company with nine gold mines at the end of 2014. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Financial and Operating Results

Balance Sheet Review

        Total assets as at June 30, 2015 of $6,749.8 million decreased by 0.9% compared with December 31, 2014 total assets of $6,809.3 million. Cash and cash equivalents decreased by $19.2 million to $158.3 million between December 31, 2014 and June 30, 2015 due primarily to $194.4 million in capital expenditures, a net $151.1 million repayment of long-term debt and $13.0 million in cash consideration paid related to asset acquisitions during the first six months of 2015, partially offset by cash provided by operating activities of $331.8 million and net proceeds from the sale of available-for-sale securities and warrants. Ore in stockpiles and on leach pads inventories increased from $52.0 million at December 31, 2014 to $62.4 million at June 30, 2015 due primarily to planned mine sequencing resulting in the buildup of ore in stockpiles at the Canadian Malartic and Meadowbank mines during the first six months of 2015. Concentrates and dore bar inventories increased from $111.9 million at December 31, 2014 to $127.5 million at June 30, 2015 due primarily to a buildup of concentrates and dore bar inventories at the Canadian Malartic mine as mill throughput is increased toward capacity and to planned mine sequencing resulting in the buildup of concentrates and dore bar inventories at the Pinos Altos and LaRonde mines. Supplies inventories decreased from $282.8 million at December 31, 2014 to $250.0 million at June 30, 2015 due primarily to planned supplies drawdowns at the Meadowbank mine that

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

were delivered during the 2014 summer barge shipping season. Available-for-sale securities decreased from $56.5 million at December 31, 2014 to $46.0 million at June 30, 2015 due to $25.9 million in disposals, $8.0 million in unrealized fair value losses and $1.0 million in impairment losses, partially offset by $24.4 million in new investments recorded during the first six months of 2015. Property, plant and mine development decreased from $5,155.9 million at December 31, 2014 to $5,120.1 million at June 30, 2015 due primarily to amortization expense of $293.5 million, partially offset by $194.4 million in capital expenditures and property acquisitions totaling $67.5 million during the first six months of 2015.

        Total liabilities decreased to $2,590.0 million at June 30, 2015 from $2,740.8 million at December 31, 2014 due primarily to $125.0 million in Credit Facility repayments during the first six months of 2015 and the June 30, 2015 settlement of the convertible debentures issued by Osisko Mining Corporation ("Osisko") and assumed by Canadian Malartic GP. A $22.8 million increase in accounts payable and accrued liabilities between December 31, 2014 and June 30, 2015 was due primarily to expenditures in preparation for the summer barge shipping season to the Meadowbank mine and to $7.1 million in accrued consideration related to the Company's June 11, 2015 acquisition of 55.0% of Gunnarn Mining AB ("Gunnarn"). Agnico Eagle's net income taxes payable position of $17.7 million at December 31, 2014 was reduced during the first six months of 2015 by payments to tax authorities, resulting in a net income taxes payable position of $6.7 million at June 30, 2015.

        Certain previously reported balance sheet line items as at December 31, 2014 have been updated to reflect final estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments have been recorded to the December 31, 2014 balance sheet as previously reported: the goodwill line item has increased by $95.6 million; the property, plant and mine development line item has decreased by $125.6 million and the deferred income and mining tax liabilities line item has decreased by $30.0 million.

Fair Value of Derivative Financial Instruments

        The Company occasionally enters into contracts to limit the risk associated with decreased by-product metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico Eagle does not use complex derivative contracts to hedge exposures. The fair value of the Company's derivative financial instruments is outlined in the financial instruments note to the condensed interim consolidated financial statements.

Results of Operations

        Agnico Eagle reported net income of $10.1 million, or $0.05 per share, in the second quarter of 2015 compared with net income of $22.2 million, or $0.12 per share, in the second quarter of 2014. In the second quarter of 2015, the operating margin (revenues from mining operations less production costs) increased to $246.5 million from $209.1 million in the second quarter of 2014 due primarily to a 23.8% increase in gold production, partially offset by a 14.9% increase in production costs and a 7.4% decrease in the average realized price of gold between periods. Gold production increased to 403,678 ounces in the second quarter of 2015 compared with 326,059 ounces in the second quarter of 2014 due primarily to an incremental 56,563 attributable ounces for the full second quarter of 2015 from the Company's interest in the Canadian Malartic mine which was acquired on June 16, 2014, higher gold grade at the LaRonde mine, a 53.4% increase in tonnes of ore milled at the Kittila mine and the ramp up of production from the La India mine which achieved commercial production in February 2014. Partially offsetting the overall increase in gold production between the second quarter of 2014 and the second quarter of 2015 was a 22.8% decrease in gold production at the Meadowbank mine due primarily to lower gold grade. Cash provided by operating activities amounted to $188.3 million in the second quarter of 2015 compared with $182.7 million in the second quarter of 2014. Total weighted average cash

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

costs per ounce of gold produced amounted to $601 on a by-product basis and $666 on a co-product basis in the second quarter of 2015 compared with $631 on a by-product basis and $730 on a co-product basis in the second quarter of 2014.

        In the first six months of 2015, Agnico Eagle reported net income of $38.8 million, or $0.18 per share, compared with net income of $119.3 million, or $0.66 per share, in the first six months of 2014. Operating margin (revenues from mining operations less production costs) remained unchanged at $482.8 million between the first six months of 2014 and the first six months of 2015 as a $63.4 million increase in revenues from mining operations between periods was entirely offset by a $63.4 million increase in production costs. Although the average realized price of gold decreased by 7.8% between the first six months of 2014 and the first six months of 2015, gold production increased to 807,888 ounces in the first six months of 2015 compared with 692,480 ounces in the first six months of 2014. The 16.7% increase in gold production between periods was due primarily to an incremental 124,456 attributable ounces for the full first six months of 2015 from the Company's interest in the Canadian Malartic mine which was acquired on June 16, 2014, the ramp up of production from the La India mine and the Goldex mine's M and E Zones which achieved commercial production in February 2014 and October 2013, respectively, a 30.6% increase in tonnes of ore milled at the Kittila mine and higher gold grade at the LaRonde and Pinos Altos mines. Partially offsetting the overall increase in gold production between the first six months of 2014 and the first six months of 2015 was a 34.5% decrease in gold production at the Meadowbank mine due primarily to lower gold grade. Cash provided by operating activities amounted to $331.8 million in the first six months of 2015 compared with $433.1 million in the first six months of 2014. Total weighted average cash costs per ounce of gold produced amounted to $595 on a by-product basis and $658 on a co-product basis in the first six months of 2015 compared with $582 on a by-product basis and $676 on a co-product basis in the first six months of 2014.

        The table below sets out variances in the key drivers of net income for the three and six months ended June 30, 2015 compared with the three and six months ended June 30, 2014:

(millions of United States dollars)	Three Months Ended June 30, 2015 vs. Three Months Ended June 30, 2014	Six Months Ended June 30, 2015 vs. Six Months Ended June 30, 2014
Increase in gold revenue	$50.1	$47.6
Increase in silver revenue	23.8	21.8
Decrease in net copper revenue	(0.6)	(3.9)
Decrease in net zinc revenue	(1.7)	(2.1)
Decrease in production costs due to weaker Canadian dollar, Mexican peso and Euro	35.6	67.7
Increase in production costs	(69.8)	(131.1)
Increase in exploration and corporate development expenses	(19.0)	(26.2)
Increase in amortization of property, plant and mine development	(64.0)	(116.4)
Decrease in general and administrative expense	18.0	19.0
Change in impairment loss on available-for-sale securities	2.1	1.4
Increase in finance costs	(0.7)	(3.3)
Change in gain on sale of available-for-sale securities	(2.4)	18.4
Change in non cash foreign currency translation	1.8	8.4
Decrease in income and mining taxes	0.8	22.4
Other	13.9	(4.2)

Total net income variance	$(12.1)	$(80.5)

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Three Months Ended June 30, 2015 vs. Three Months Ended June 30, 2014

        Revenues from mining operations increased to $510.1 million in the second quarter of 2015 compared with $438.5 million in the second quarter of 2014 due primarily to a 23.8% increase in gold production attributable to a full quarter of production in the second quarter of 2015 from the Canadian Malartic mine which was jointly acquired on June 16, 2014, higher gold grade at the LaRonde mine and an increase in tonnes of ore milled at the Kittila mine and to a 17.9% increase in silver production between periods. Partially offsetting the overall increase in revenues from mining operations between the second quarter of 2014 and the second quarter of 2015 was a 7.4% decrease in the average realized price of gold, a 15.7% decrease in the average realized price of silver and a 78.2% decrease in zinc production between periods.

        Production costs were $263.6 million in the second quarter of 2015, a 14.9% increase compared with $229.4 million in the second quarter of 2014 due primarily to a $23.9 million incremental increase in attributable production costs from the acquired interest in the Canadian Malartic mine, a $3.9 million increase in production costs at the Kittila mine due to a 53.4% increase in tonnes of ore milled between periods and $3.8 million in additional production costs at the La India mine which achieved commercial production in February 2014. Partially offsetting the total increase in production costs between the second quarter of 2014 and the second quarter of 2015 was the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar.

        Total weighted average cash costs per ounce of gold produced decreased to $601 on a by-product basis and $666 on a co-product basis in the second quarter of 2015 compared with $631 on a by-product basis and $730 on a co-product basis in the second quarter of 2014 due primarily to increased gold production at the LaRonde, Kittila and Pinos Altos mines between periods, the addition of the acquired interest in the Canadian Malartic mine at total cash costs per ounce of gold produced of $609 on a by-product basis and $626 on a co-product basis and the impact on costs of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the overall decrease in total weighted average cash costs per ounce of gold produced between the second quarter of 2014 and the second quarter of 2015 was decreased gold production at the Meadowbank mine. Lower by-product revenue credits at the LaRonde mine contributed to incrementally increased weighted average cash costs per ounce of gold produced on a by-product basis between the second quarter of 2014 and the second quarter of 2015. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $30.6 million in the second quarter of 2015 compared with $11.6 million in the second quarter of 2014 due primarily to exploration at the El Barqueno project in Mexico and the Amaruq project in Nunavut, exploration related to the acquired interest in the Canadian Malartic General Partnership and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $64.0 million to $157.6 million between the second quarter of 2014 and the second quarter of 2015 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine, increased gold production at the Kittila mine and a ramp up in gold production at the La India mine related to the achievement of commercial production in February 2014.

        General and administrative expense decreased to $23.6 million during the second quarter of 2015 compared with $41.5 million during the second quarter of 2014 due primarily to $16.7 million in transaction costs associated with the June 16, 2014 joint acquisition of Osisko and lower compensation expenses between periods. Partially offsetting the overall decrease in general and administrative expense, the Company consolidated its interest in the Canadian Malartic mine's general and administrative expense for the full second quarter of 2015.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Transaction costs associated with the June 2015 acquisitions of Soltoro Ltd. ("Soltoro") and Gunnarn were capitalized to the mining properties acquired as both were accounted for as asset acquisitions.

        An impairment loss on certain available-for-sale securities of $0.3 million was recorded as at June 30, 2015 compared with $2.4 million as at June 30, 2014. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $2.7 million was recorded on the sale of available-for-sale securities in the second quarter of 2015 compared with $5.0 million in the second quarter of 2014.

        During the second quarter of 2015, there was a non-cash foreign currency translation loss of $4.8 million mainly attributable to a strengthening of the Canadian dollar and Euro versus the US dollar at June 30, 2015 relative to March 31, 2015. A non-cash foreign currency translation loss of $6.6 million was recorded during the comparative second quarter of 2014.

        In the second quarter of 2015, the Company recorded income and mining taxes expense of $10.8 million on income before income and mining taxes of $20.9 million, resulting in an effective tax rate of 51.8%. In the second quarter of 2014, the Company recorded income and mining taxes expense of $11.7 million on income before income and mining taxes of $33.8 million, resulting in an effective tax rate of 34.5%. The increase in the effective tax rate between the second quarter of 2014 and the second quarter of 2015 is due primarily to an increase in taxable permanent differences, partially offset by foreign exchange rate movements.

        There are a number of factors that can significantly impact the Company's effective tax rate including varying rates in different jurisdictions, the non-recognition of certain tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws, the impact of specific transactions and assessments and the relative distribution of income in the Company's operating jurisdictions. As a result of these factors, the Company's effective tax rate is expected to fluctuate in future periods.

Six Months Ended June 30, 2015 vs. Six Months Ended June 30, 2014

        In the first six months of 2015, revenues from mining operations increased to $993.7 million from $930.3 million in the first six months of 2014 due primarily to a 16.7% increase in gold production and a 17.5% increase in silver production between periods. An incremental increase of 124,456 ounces of gold production from the Canadian Malartic mine which was jointly acquired on June 16, 2014, the ramp up of production from the La India mine which achieved commercial production in February 2014, an increase in tonnes of ore milled at the Kittila mine and higher gold grade at the LaRonde mine, partially offset by a 31.1% decrease in gold grade at the Meadowbank mine, resulted in a 115,408 ounce net increase in total gold production between the first six months of 2014 and the first six months of 2015. Partially offsetting the impact of increased gold and silver production on revenues from mining operations was a 7.8% decrease in the average realized price of gold, a 16.8% decrease in the average realized price of silver and a 69.9% decrease in zinc production between periods.

        Production costs were $510.9 million in the first six months of 2015, a 14.2% increase compared with $447.4 million in the first six months of 2014 due primarily to a $65.0 million incremental increase in attributable production costs from the acquired interest in the Canadian Malartic mine, $10.4 million in additional production costs at the La India mine which achieved commercial production in February 2014 and a $6.4 million increase in production costs at the Kittila mine due to a 30.6% increase in tonnes of ore milled between periods. Partially offsetting the total increase in production costs between the first six months of 2014 and the first six months of 2015 was the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar.

        Total weighted average cash costs per ounce of gold produced increased to $595 on a by-product basis and decreased to $658 on a co-product basis in the first six months of 2015 compared with $582 on a by-product basis and $676 on a co-product basis in the first six months of 2014. Lower by-product revenue credits at the LaRonde

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

and Pinos Altos mines contributed to incrementally increased weighted average cash costs per ounce of gold produced on a by-product basis between the first six months of 2014 and the first six months of 2015. Total weighted average cash costs per ounce of gold produced on a co-product basis decreased between periods due primarily to increased gold production, the addition of the acquired interest in the Canadian Malartic mine at total cash costs per ounce of gold produced of $621 on a by-product basis and $638 on a co-product basis and the impact on costs of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar. Partially offsetting the overall decrease in total weighted average cash costs per ounce of gold produced on a co-product basis between the first six months of 2014 and the first six months of 2015 was decreased gold production at the Meadowbank mine between periods. For a reconciliation of total cash costs per ounce of gold produced on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues) to production costs as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS, see Non-GAAP Financial Performance Measures in this MD&A.

        Exploration and corporate development expenses increased to $47.3 million in the first six months of 2015 compared with $21.0 million in the first six months of 2014 due primarily to exploration at the El Barqueno project in Mexico and the Amaruq project in Nunavut, exploration related to the acquired interest in the Canadian Malartic General Partnership and increased corporate development and project evaluation expenses between periods.

        Amortization of property, plant and mine development increased by $116.4 million to $293.5 million between the first six months of 2014 and the first six months of 2015 due primarily to the consolidation of the acquired interest in the Canadian Malartic mine and a ramp up in gold production related to the achievement of commercial production at the Goldex mine's M and E Zones in October 2013 and at the La India mine in February 2014.

        General and administrative expense decreased to $48.8 million during the first six months of 2015 compared with $67.8 million during the first six months of 2014 due primarily to $16.7 million in transaction costs associated with the June 16, 2014 joint acquisition of Osisko and lower compensation expenses between periods. Partially offsetting the overall decrease in general and administrative expense, the Company consolidated its interest in the Canadian Malartic mine's general and administrative expense for the full first six months of 2015. Transaction costs associated with the June 2015 acquisitions of Soltoro Ltd. ("Soltoro") and Gunnarn were capitalized to the mining properties acquired as both were accounted for as asset acquisitions.

        Impairment losses on certain available-for-sale securities of $1.0 million were recorded in the first six months of 2015 compared with $2.4 million in the first six months of 2014. Impairment loss evaluations of available-for-sale securities are based on whether a decline in fair value is considered to be significant or prolonged. A gain of $23.7 million was recorded on the sale of available-for-sale securities in the first six months of 2015 compared with $5.3 million in the first six months of 2014.

        During the first six months of 2015, there was a non-cash foreign currency translation gain of $6.9 million mainly attributable to a weakening of the Canadian dollar, Mexican peso and Euro versus the US dollar at June 30, 2015 relative to December 31, 2014. A non-cash foreign currency translation loss of $1.5 million was recorded during the comparative first six months of 2014.

        In the first six months of 2015, the Company recorded income and mining taxes expense of $38.8 million on income before income and mining taxes of $77.6 million, resulting in an effective tax rate of 50.0%. In the first six months of 2014, the Company recorded income and mining taxes expense of $61.2 million on income before income and mining taxes of $180.5 million, resulting in an effective tax rate of 33.9%. The increase in the effective tax rate between the first six months of 2014 and the first six months of 2015 is due primarily to foreign exchange rate movements and an increase in taxable permanent differences.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

LaRonde mine

        At the LaRonde mine, gold production increased by 32.0% to 64,007 ounces in the second quarter of 2015 compared with 48,494 ounces in the second quarter of 2014 due primarily to higher gold grade and increased mill recoveries. Production costs at the LaRonde mine were $45.1 million in the second quarter of 2015, a decrease of 3.5% compared with production costs of $46.8 million in the second quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by increased mill throughput and higher local currency costs related to underground development, mill maintenance and site administration costs.

        Gold production increased by 14.0% to 122,900 ounces in the first six months of 2015 compared with 107,846 ounces in the first six months of 2014 at the LaRonde mine, due primarily to higher gold grade. Production costs at the LaRonde mine were $91.0 million in the first six months of 2015, a decrease of 3.2% compared with production costs of $94.0 million in the first six months of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar, partially offset by increased mill throughput, higher local currency costs related to underground development, mill maintenance and site administration costs and costs related to temporary issues with the paste fill piping network during the first six months of 2015.

Lapa mine

        At the Lapa mine, gold production increased by 3.3% to 19,450 ounces in the second quarter of 2015 compared with 18,821 ounces in the second quarter of 2014 due primarily to higher gold grade and increased mill recoveries. Production costs at the Lapa mine were $13.7 million in the second quarter of 2015, a decrease of 4.9% compared with production costs of $14.4 million in the second quarter of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput due to downtime related to the discovery of fatigue cracks in the feed head of the Lapa mine's ball mill.

        Gold production increased by 7.4% to 45,370 ounces in the first six months of 2015 compared with 42,230 ounces in the first six months of 2014 at the Lapa mine, due primarily to higher gold grade and increased mill recoveries. Production costs at the Lapa mine were $27.6 million in the first six months of 2015, a decrease of 7.0% compared with production costs of $29.7 million in the first six months of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput due to a reduction in the number of stopes available for mining between periods and downtime related to the discovery of fatigue cracks in the feed head of the Lapa mine's ball mill.

Goldex mine

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon. As of September 30, 2011, Agnico Eagle recorded an impairment loss on its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile. All of the remaining 1.6 million ounces of proven and probable mineral reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining Goldex Extension Zone ("GEZ") surface stockpile in October of 2011. Operations in the GEZ remain suspended indefinitely.

        During the three and six months ended June 30, 2015, the Company incurred $0.1 million and $0.2 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011. During the three and six months ended June 30, 2014, the Company incurred $0.1 million and $2.0 million in remediation costs, respectively, that were applied against the environmental remediation liability recognized in 2011.

        Exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ after mining operations were suspended in October of 2011. A team of independent consultants and Agnico

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E zones, would be viable. After a review of the assessment, Agnico Eagle's Board of Directors (the "Board") approved the M and E Zones for development using existing mine infrastructure such as the shaft and mill. Commercial production was achieved at the Goldex mine's M and E Zones in October 2013.

        As a result of the Company's restatement of comparative information under IFRS, a $109.7 million impairment loss reversal was recorded as at the January 1, 2013 IFRS transition date. Specific long-lived assets associated with the GEZ that were impaired as at September 30, 2011 due to the suspension of mining operations, including the Goldex mine's shaft and mill, were subsequently incorporated into the development plan for the Goldex mine's M and E Zones which was approved by the Board in July 2012.

        At the Goldex mine's M and E Zones, gold production increased by 10.6% to 26,462 ounces in the second quarter of 2015 compared with 23,929 ounces in the second quarter of 2014 due primarily to an increase in tonnes of ore milled, partially offset by lower gold grade. Production costs at the Goldex mine's M and E Zones were $16.9 million in the second quarter of 2015, an increase of 9.7% compared with production costs of $15.4 million in the second quarter of 2014 driven primarily by increased mill throughput due to mining front maturity and productivity improvements, partially offset by a weakening of the Canadian dollar relative to the US dollar.

        Gold production increased by 28.5% to 55,712 ounces in the first six months of 2015 compared with 43,359 ounces in the first six months of 2014 at the Goldex mine's M and E Zones, due primarily to an increase in tonnes of ore milled, higher gold grade and increased mill recoveries. Production costs at the Goldex mine's M and E Zones were $31.8 million in the first six months of 2015, an increase of 1.7% compared with production costs of $31.3 million in the first six months of 2014 driven primarily by increased mill throughput between periods due to the exploitation of more mature mining fronts in the first six months of 2015 as the operations ramp up continued at the Goldex mine's M and E Zones in the first six months of 2014 after achieving commercial production in October 2013. Partially offsetting the overall increase in production costs between periods, the Canadian dollar weakened relative to the US dollar between the first six months of 2014 and the first six months of 2015.

Meadowbank mine

        At the Meadowbank mine, gold production decreased by 22.8% to 91,276 ounces in the second quarter of 2015 compared with 118,161 ounces in the second quarter of 2014 due primarily to lower gold grade. Production costs at the Meadowbank mine were $66.9 million in the second quarter of 2015, an increase of 4.8% compared with production costs of $63.8 million in the second quarter of 2014 driven primarily by higher local currency costs related to site services, mill production and mill maintenance costs, partially offset by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput between periods.

        Gold production decreased by 34.5% to 179,799 ounces in the first six months of 2015 compared with 274,605 ounces in the first six months of 2014 at the Meadowbank mine, due primarily to lower gold grade and decreased mill recoveries. Production costs at the Meadowbank mine were $124.0 million in the first six months of 2015, a decrease of 5.3% compared with production costs of $130.9 million in the first six months of 2014 driven primarily by a weakening of the Canadian dollar relative to the US dollar and decreased mill throughput, partially offset by higher local currency costs related to site services and mill maintenance costs between periods.

Canadian Malartic mine

        Agnico Eagle and Yamana Gold Inc. ("Yamana") jointly acquired 100.0% of Osisko on June 16, 2014 by way of a plan of arrangement under the Canada Business Corporations Act (the "Arrangement"). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP,

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore, through their indirect ownership of Canadian Malartic Corporation (the successor to Osisko), the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties.

        During the second quarter of 2015, the Canadian Malartic mine produced 68,441 attributable ounces of gold and incurred attributable production costs of $42.2 million. During the first six months of 2015, the Canadian Malartic mine produced 136,334 attributable ounces of gold and incurred attributable production costs of $83.4 million. Between its June 16, 2014 joint acquisition date and June 30, 2014, the Canadian Malartic mine produced 11,878 attributable ounces of gold and incurred attributable production costs of $18.3 million.

Kittila mine

        At the Kittila mine, gold production increased by 31.9% to 41,986 ounces in the second quarter of 2015 compared with 31,830 ounces in the second quarter of 2014 due primarily to an increase in tonnes of ore milled, partially offset by lower gold grade and mill recoveries between periods. Production costs at the Kittila mine were $30.8 million in the second quarter of 2015, an increase of 14.3% compared with production costs of $26.9 million in the second quarter of 2014 driven primarily by a 53.3% increase in mill throughput facilitated by the mill expansion completed in the fourth quarter of 2014 and higher local currency mill production costs between periods, partially offset by a weakening of the Euro relative to the US dollar.

        Gold production increased by 23.1% to 86,640 ounces in the first six months of 2015 compared with 70,382 ounces in the first six months of 2014 at the Kittila mine, due primarily to an increase in tonnes of ore milled, partially offset by lower gold grade and mill recoveries between periods. Production costs at the Kittila mine were $62.8 million in the first six months of 2015, an increase of 11.3% compared with production costs of $56.4 million in the first six months of 2014 driven primarily by a 30.6% increase in mill throughput facilitated by the mill expansion completed in the fourth quarter of 2014, partially offset by a weakening of the Euro relative to the US dollar between periods.

Pinos Altos mine

        At the Pinos Altos mine, gold production increased by 15.2% to 50,647 ounces in the second quarter of 2015 compared with 43,978 ounces in the second quarter of 2014 due primarily to increases in gold grade and tonnes of ore milled, partially offset by a decrease in tonnes of ore stacked on the heap leach pad between periods. Production costs at the Pinos Altos mine were $29.8 million in the second quarter of 2015, a decrease of 0.6% compared with production costs of $29.9 million in the second quarter of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad, partially offset by an increase in mill throughput between periods.

        Gold production increased by 13.0% to 100,753 ounces in the first six months of 2015 compared with 89,195 ounces in the first six months of 2014 at the Pinos Altos mine, due primarily to increases in gold grade and tonnes of ore milled, partially offset by a decrease in tonnes of ore stacked on the heap leach pad between periods. Production costs at the Pinos Altos mine were $54.0 million in the first six months of 2015, a decrease of 12.0% compared with production costs of $61.4 million in the first six months of 2014 driven primarily by a weakening of the Mexican peso relative to the US dollar and a decrease in tonnes of ore stacked on the heap leach pad between periods, partially offset by an increase in mill throughput between periods.

Creston Mascota deposit at Pinos Altos

        At the Creston Mascota deposit at Pinos Altos, gold production increased by 39.9% to 15,606 ounces in the second quarter of 2015 compared with 11,159 ounces in the second quarter of 2014 due primarily to a 54.1% increase in ore stacked on the heap leach pad, partially offset by a decrease in gold grade between periods. Production costs at the Creston Mascota deposit at Pinos Altos were $7.5 million in the second quarter of 2015,

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

an increase of 10.2% compared with production costs of $6.8 million in the second quarter of 2014 driven primarily by an increase in tonnes of ore stacked on the heap leach pad, partially offset by a weakening of the Mexican peso relative to the US dollar and reduced fuel consumption and power requirements between periods.

        Gold production increased by 30.6% to 28,054 ounces in the first six months of 2015 compared with 21,476 ounces in the first six months of 2014 at the Creston Mascota deposit at Pinos Altos, due primarily to increases in ore stacked on the heap leach pad and gold grade. Production costs at the Creston Mascota deposit at Pinos Altos were $13.1 million in the first six months of 2015, an increase of 3.8% compared with production costs of $12.6 million in the first six months of 2014 driven primarily by an increase in tonnes of ore stacked on the heap leach pad between periods, partially offset by a weakening of the Mexican peso relative to the US dollar.

La India mine

        The La India mine achieved commercial production on February 1, 2014. During the second quarter of 2015, the La India mine produced 25,803 ounces of gold, a 44.9% increase compared with 17,809 ounces of gold in the second quarter of 2014 due primarily to an increase in ore stacked on the heap leach pad, partially offset by a decrease in gold grade between periods. Production costs at the La India mine were $10.8 million in the second quarter of 2015, an increase of 53.4% compared with production costs of $7.0 million in the second quarter of 2014 driven primarily by the ramp up of ore stacked on the heap leach pad to design capacity, partially offset by a weakening of the Mexican peso relative to the US dollar.

        During the first six months of 2015, the La India mine produced 52,326 ounces of gold compared with 31,509 ounces of gold in the first six months of 2014, including 3,492 ounces of gold produced prior to the achievement of commercial production on February 1, 2014. Production costs at the La India mine were $23.3 million in the first six months of 2015 compared with $12.8 million in the first six months of 2014 due primarily to the operations ramp up during the period in which commercial production was achieved. Partially offsetting the overall increase in production costs between periods was the impact of a weakening of the Mexican peso relative to the US dollar.

Liquidity and Capital Resources

        As at June 30, 2015, the Company's cash and cash equivalents, short-term investments and current restricted cash totaled $183.9 million compared with $215.3 million at December 31, 2014. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate risks associated with these investments. Such investments with remaining maturities of greater than three months at the time of purchase are classified as short-term investments. Decisions regarding the length of maturities are based on cash flow requirements, rates of return and various other factors.

        Working capital (current assets less current liabilities) decreased to $573.8 million at June 30, 2015 compared with $575.7 million at December 31, 2014.

Operating Activities

        Cash provided by operating activities increased by $5.6 million to $188.3 million in the second quarter of 2015 compared with $182.7 million in the second quarter of 2014 due primarily to a 23.8% increase in gold production and the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar on costs between periods. Partially offsetting these positive impacts on cash provided by operating activities was a 7.4% decrease in the average realized price of gold and increases in production costs and exploration and corporate development expenses between periods.

        Cash provided by operating activities decreased by $101.3 million to $331.8 million in the first six months of 2015 compared with $433.1 million in the first six months of 2014 due primarily to a 7.8% decrease in the

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

average realized price of gold and increases in production costs and exploration and corporate development expenses between periods. Partially offsetting these negative impacts on cash provided by operating activities was a 16.7% increase in gold production and the impact of a weaker Canadian dollar, Mexican peso and Euro relative to the US dollar on costs between periods.

Investing Activities

        Cash used in investing activities decreased to $104.5 million in the second quarter of 2015 compared with $488.5 million in the second quarter of 2014 due primarily to $403.5 million in net cash expenditures associated with the Company's June 16, 2014 joint acquisition of Osisko and a $3.6 million decrease in capital expenditures between periods. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the second quarter of 2014 related to the Kittila mine's mill expansion project which was completed ahead of schedule in 2014.

        In the second quarter of 2015, the Company purchased $14.2 million in available-for-sale securities and warrants compared with nil in the second quarter of 2014. In the second quarter of 2015, the Company received net proceeds of $18.6 million from the sale of available-for-sale securities and warrants compared with $39.5 million in the second quarter of 2014. The Company's investments in available-for-sale securities consist primarily of investments in common shares of entities in the mining industry.

        Cash used in investing activities decreased to $158.4 million in the first six months of 2015 compared with $596.8 million in the first six months of 2014 due primarily to $403.5 million in net cash expenditures associated with the Company's June 16, 2014 joint acquisition of Osisko, a $22.2 million decrease in capital expenditures and a $16.2 million increase in net proceeds from the sale of available-for-sale securities and warrants and between periods. The decrease in capital expenditures between periods is mainly attributable to significant construction expenditures incurred in the first six months of 2014 related to the Kittila mine's mill expansion project which was completed ahead of schedule in 2014 and the La India mine which achieved commercial production in February 2014, partially offset by capital expenditures associated with the Canadian Malartic mine which was jointly acquired on June 16, 2014.

        In the first six months of 2015, the Company purchased $19.4 million in available-for-sale securities and warrants compared with $13.4 million in the first six months of 2014. In the first six months of 2015, the Company received net proceeds of $56.3 million from the sale of available-for-sale securities and warrants compared with $40.1 million in the first six months of 2014.

        On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) 1 common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement. Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp., while Soltoro retained all mining properties located within the state of Jalisco, Mexico. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement. Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp., and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired.

        On June 11, 2015, the Company acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement and joint venture agreement (the "Gunnarn Agreements"). Agnico Eagle's total purchase price of $13.1 million was

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

comprised of $6.0 million in cash and $7.1 million in accrued consideration. Pursuant to the Gunnarn Agreements, the $7.1 million in accrued consideration includes two $2.0 million payments to be made by the Company to Orex in cash or Agnico Eagle common shares at Agnico Eagle's sole discretion on June 11, 2016 and June 11, 2017, respectively. Agnico Eagle has also committed to $7.0 million in exploration expenditures associated with the Barsele project by June 11, 2018 and may earn an additional 15.0% interest in Gunnarn if the Company completes a pre-feasibility study related to the Barsele project. Under the Gunnarn Agreements, Agnico Eagle will hold a majority of the seats on the board of directors of Gunnarn and will be the sole operator of the Barsele project in exchange for customary management fees. The Gunnarn acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired.

        On May 21, 2015, the Company subscribed for 62,500,000 common shares of Belo Sun Mining Corp. ("Belo Sun") in a non-brokered private placement at a price of C$0.24 per Belo Sun common share, for total cash consideration of C$15.0 million. After closing the transaction, the Company holds approximately 17.4% of the issued and outstanding common shares of Belo Sun.

        On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko and Canadian Malartic GP, which now holds the Canadian Malartic mine. Agnico Eagle and Yamana will also jointly explore other properties that were held by Osisko (now Canadian Malartic Corporation) at the time of acquisition. Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement under IFRS. Agnico Eagle's share of Osisko's June 16, 2014 purchase price was comprised of cash payments totaling $462.7 million and 33,923,212 Agnico Eagle common shares valued at $1,135.1 million.

Financing Activities

        Cash used in financing activities of $64.5 million in the second quarter of 2015 compared with cash provided by financing activities of $382.0 million in the second quarter of 2014 due primarily to a swing from $386.1 million in net proceeds from long-term debt in the second quarter of 2014 to a $51.1 million net repayment of long-term debt in the second quarter of 2015.

        Cash used in financing activities of $187.7 million in the first six months of 2015 compared with cash provided by financing activities of $283.9 million in the first six months of 2014 due primarily to a swing from $306.1 million in net proceeds from long-term debt in the first six months of 2014 to a $151.1 million net repayment of long-term debt in the first six months of 2015.

        On April 30, 2015, Agnico Eagle declared a quarterly cash dividend of $0.08 per common share paid on June 15, 2015 to holders of record of the common shares of the Company on June 1, 2015. Agnico Eagle has declared a cash dividend every year since 1983. In the second quarter of 2015, the Company paid dividends of $14.4 million compared with $12.9 million in the second quarter of 2014. In the first six months of 2015, the Company paid dividends of $29.2 million compared with $24.9 million in the first six months of 2014. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes (the "2012 Notes"). The 2012 Notes mature in 2022 and 2024 and at issuance had a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Credit Facility.

        On September 5, 2014, the Company amended and restated its $1.2 billion Credit Facility, extending the maturity date from June 22, 2017 to June 22, 2019 and amending pricing terms. As at June 30, 2015, the Company's outstanding balance under the Credit Facility was $375.0 million. Credit Facility availability is

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

reduced by outstanding letters of credit, amounting to $1.0 million at June 30, 2015. As at June 30, 2015, $824.0 million was available for future drawdown under the Credit Facility.

        On November 5, 2013, the Company amended its credit agreement with a financial institution relating to its uncommitted letter of credit facility (the "Letter of Credit Facility"). The amount available under the Letter of Credit Facility increased from C$150.0 million to C$175.0 million. The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at June 30, 2015, $147.7 million had been drawn under the Letter of Credit Facility. On August 22, 2014, the financial institution and the Company agreed that the Company may draw up to C$185.0 million under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt and finance lease obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt and finance lease obligations is as follows:

  •
  A secured loan facility in the principal amount of C$75.0 million ($69.1 million) with scheduled C$20.0 million repayments on June 30, 2015, June 30, 2016 and June 30, 2017 and a 6.875% interest rate. A scheduled repayment of C$15.0 million ($14.1 million) was made subsequent to the June 16, 2014 acquisition date and the scheduled C$20.0 million ($16.0 million) repayment was made on June 30, 2015, resulting in attributable outstanding principal of $32.1 million as at June 30, 2015. On September 29, 2014, Canadian Malartic GP amended the acquired secured loan facility (the "CMGP Loan") with no change to maturity or pricing terms.

  •
  Senior unsecured convertible debentures (the "Convertible Debentures") with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate. As at the June 16, 2014 acquisition date, the Convertible Debentures had an attributable fair value of $44.9 million. On June 30, 2015, the negotiated early settlement of all of the Convertible Debentures was completed. As a result of this settlement, 871,680 Agnico Eagle common shares with a fair value of $24.8 million were released from a depositary to the holders of the Convertible Debentures along with a cash payment of $10.1 million to settle the Company's obligation. In the three months ended June 30, 2015 a $2.0 million mark-to-market gain was recorded in the other expenses line item of the condensed interim consolidated statements of income and comprehensive income related to the Convertible Debentures, while a $2.4 million mark-to-market loss was recorded in the six months ended June 30, 2015. In the three and six months ended June 30, 2014, a $4.2 million mark-to-market loss was recorded related to the Convertible Debentures. Additional cash consideration of $3.2 million was paid to the holders of the Convertible Debentures upon settlement and was recorded in the other expenses line item of the condensed interim consolidated statements of income and comprehensive income. As at June 30, 2015, the Convertible Debentures had principal outstanding of nil.

  •
  A loan with principal outstanding of C$2.1 million ($2.0 million) with monthly repayments scheduled through the first quarter of 2015 and a 0.0% interest rate. As at June 30, 2015, the Company's attributable loan principal outstanding amounted to nil.

  •
  Secured finance lease obligations of C$38.3 million ($35.3 million) provided in separate tranches with maturities ranging between 2015 and 2019 and a 7.5% interest rate. As at June 30, 2015, the Company's attributable finance lease obligations amounted to $22.5 million.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

        The Company was in compliance with all covenants contained in the Credit Facility, 2012 Notes and 2010 Notes as at June 30, 2015. Canadian Malartic GP was in compliance with all CMGP Loan covenants as at June 30, 2015.

        The Company issued common shares for gross proceeds of $7.3 million in the second quarter of 2015 and $11.3 million in the second quarter of 2014 attributable to employee stock option plan exercises, issuances under the incentive share purchase plan and the dividend re-investment plan. Gross proceeds from the issuance of common shares amounted to $17.9 million in the first six months of 2015 and $15.9 million in the first six months of 2014.

Risk Profile

        Volatility remains high in global financial markets and weakness in the global economy continues to have an impact on the profitability and liquidity of many businesses. Although there are signs of stabilization, the timing of a return to historical market conditions is uncertain. Weak economic conditions and volatile financial markets have a potential significant impact on Agnico Eagle's cost and availability of financing and overall liquidity. The volatility in gold, silver, zinc and copper prices directly affects Agnico Eagle's revenues, earnings and cash flow. Volatile energy, commodity and consumables prices and currency exchange rates impact production costs. The volatility of global stock markets impacts the valuation of the Company's equity investments.

International Financial Reporting Standards

        The Company has adopted IFRS as its basis of accounting, replacing US GAAP effective July 1, 2014. As a result, Agnico Eagle's condensed interim consolidated financial statements for the second quarter of 2015 are reported in accordance with IFRS, with comparative information restated under IFRS and a transition date of January 1, 2013.

        Generally Accepted Accounting Principles ("GAAP") for Canadian publicly accountable enterprises became IFRS as issued by the International Accounting Standards Board in 2011 and the US Securities and Exchange Commission ("SEC") in the United States accepts financial statements prepared in accordance with IFRS without reconciliation to US GAAP from foreign private issuers. Accordingly, Agnico Eagle decided to convert its basis of accounting to IFRS to enhance the comparability of its financial statements to the Company's peers in the mining industry.

        Agnico Eagle developed and executed a detailed IFRS conversion plan including an assessment phase, an impact analysis and design phase and an implementation phase, culminating in the Company's initial reporting in accordance with IFRS in the third quarter of 2014.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

        Pursuant to regulations adopted by the SEC under the Sarbanes-Oxley Act of 2002 and those of the CSA, the Company's management evaluates the effectiveness of the design and operation of the Company's disclosure controls as well as its procedures and internal controls over financial reporting. This evaluation is completed under the supervision of, and with the participation of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

        Management of the Company, with the participation of the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company's internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. There have been no significant changes in the Company's internal control over financial reporting in the second quarter of 2015 that have materially affected, or are reasonably likely to materially affect, the reliability of financial reporting.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

        The Company's management, including the CEO and CFO, recognizes there are inherent limitations in any system of disclosure controls and procedures and internal controls over financial reporting, no matter how well designed. Therefore, even those systems that are considered to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP Financial Performance Measures

        This MD&A presents certain financial performance measures, including adjusted net income, total cash costs per ounce of gold produced, minesite costs per tonne and all-in sustaining costs per ounce of gold produced, that are not recognized measures under IFRS. This data may not be comparable to data presented by other gold producers. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS.

Adjusted Net Income

        Adjusted net income is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting net income as recorded in the condensed interim consolidated statements of income and comprehensive income for non-recurring, unusual and other items. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing operations and is useful in making comparisons between periods. Adjusted net income is intended to provide investors with information about the Company's continuing income generating capabilities. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.

	Three Months Ended June 30,		Six Months Ended June 30,
(thousands of United States dollars)	2015	2014	2015	2014
Net income for the period	$10,083	$22,158	$38,826	$119,303
Impairment loss on available-for-sale securities	345	2,419	1,030	2,419
Gain on sale of available-for-sale securities	(2,675)	(5,016)	(23,724)	(5,289)
Foreign currency translation loss (gain)	4,779	6,568	(6,911)	1,509
Stock options expense	4,059	4,577	11,850	13,604
Mark-to-market (gain) loss on warrants	(789)	(2,197)	1,770	(5,326)
Loss (gain) on settlement of warrants	592	—	(9,072)	185
Mark-to-market (gain) loss on Convertible Debentures	(2,031)	3,846	2,416	3,846
Income and mining taxes adjustments	(1,828)	872	13,393	2,380
Other	5,925	—	20,292	—

Adjusted net income for the period	$18,460	$33,227	$49,870	$132,631

Net income per share — basic	$0.05	$0.12	$0.18	$0.66
Net income per share — diluted	$0.05	$0.12	$0.18	$0.66
Adjusted net income per share — basic	$0.09	$0.18	$0.23	$0.74
Adjusted net income per share — diluted	$0.09	$0.18	$0.23	$0.74

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Total Cash Costs per Ounce of Gold Produced and Minesite Costs per Tonne

        The Company believes that total cash costs per ounce of gold produced and minesite costs per tonne are realistic indicators of operating performance and facilitate period over period comparisons. However, both of these non-GAAP generally accepted industry measures should be considered together with other data prepared in accordance with IFRS. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash cost per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating exchange rates and metal prices.

        Agnico Eagle's primary business is gold production and the focus of its current operations and future development is on maximizing returns from gold production, with other metal production being incidental to the gold production process. Accordingly, all metals other than gold are considered by-products.

        Total cash costs per ounce of gold produced is presented on a by-product basis because (i) the majority of the Company's revenues are gold revenues, (ii) the Company mines ore, which contains gold, silver, zinc, copper and other metals, (iii) it is not possible to specifically assign all costs to revenues from the gold, silver, zinc, copper and other metals the Company produces, and (iv) it is a method used by management and the Board to monitor operations.

        Minesite costs per tonne is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs and other adjustments and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

        Total cash costs per ounce of gold produced and minesite costs per tonne have been restated to conform with IFRS for all reported periods.

        The following tables set out a reconciliation of total cash costs per ounce of gold produced (on both a by-product basis and co-product basis) and minesite costs per tonne to production costs, exclusive of amortization, as presented in the condensed interim consolidated statements of income and comprehensive income in accordance with IFRS.

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Total Production Costs by Mine

(thousands of United States dollars)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
LaRonde mine	$45,133	$46,758	$90,999	$94,037
Lapa mine	13,656	14,356	27,641	29,706
Goldex mine	16,913	15,419	31,780	31,264
Meadowbank mine	66,888	63,808	123,983	130,888
Canadian Malartic mine(i)	42,185	18,333	83,371	18,333
Kittila mine	30,777	26,925	62,776	56,384
Pinos Altos mine	29,768	29,940	53,979	61,359
Creston Mascota deposit at Pinos Altos	7,501	6,809	13,107	12,633
La India mine(ii)	10,791	7,035	23,256	12,845

Production costs per the condensed interim consolidated statements of income and comprehensive income	$263,612	$229,383	$510,892	$447,449

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced(iii) by Mine and Reconciliation of Production Costs to Minesite Costs per Tonne(iv) by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$45,133	$46,758	$90,999	$94,037
Adjustments:
Inventory and other adjustments(v)	6,786	10,701	13,464	19,164

Cash operating costs (co-product basis)	$51,919	$57,459	$104,463	$113,201
By-product metal revenues	(12,701)	(21,947)	(23,835)	(43,645)

Cash operating costs (by-product basis)	$39,218	$35,512	$80,628	$69,556
Gold production (ounces)	64,007	48,494	122,900	107,846
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$811	$1,185	$850	$1,050

By-product basis	$613	$732	$656	$645

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

LaRonde Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014		Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
Production costs		$45,133		$46,758		$90,999		$94,037
Inventory and other adjustments(vi)		854		2,666		1,719		3,814

Minesite operating costs		$45,987		$49,424		$92,718		$97,851
Minesite operating costs (thousands of C$)	C$	56,474	C$	53,898	C$	114,263	C$	107,342
Tonnes of ore milled (thousands of tonnes)		568		564		1,126		1,121

Minesite costs per tonne (C$)(iv)	C$	99	C$	96	C$	101	C$	96

Lapa Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$13,656	$14,356	$27,641	$29,706
Adjustments:
Inventory and other adjustments(v)	(459)	1,307	290	1,467

Cash operating costs (co-product basis)	$13,197	$15,663	$27,931	$31,173
By-product metal revenues	(1)	(1)	(18)	(3)

Cash operating costs (by-product basis)	$13,196	$15,662	$27,913	$31,170
Gold production (ounces)	19,450	18,821	45,370	42,230
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$679	$832	$616	$738

By-product basis	$678	$832	$615	$738

Lapa Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014		Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
Production costs		$13,656		$14,356		$27,641		$29,706
Inventory and other adjustments(vi)		(658)		1,340		(109)		1,458

Minesite operating costs		$12,998		$15,696		$27,532		$31,164
Minesite operating costs (thousands of C$)	C$	15,919	C$	17,117	C$	33,996	C$	34,187
Tonnes of ore milled (thousands of tonnes)		126		163		278		320

Minesite costs per tonne (C$)(iv)	C$	126	C$	105	C$	122	C$	107

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Goldex Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$16,913	$15,419	$31,780	$31,264
Adjustments:
Inventory and other adjustments(v)	(163)	626	810	(411)

Cash operating costs (co-product basis)	$16,750	$16,045	$32,590	$30,853
By-product metal revenues	(5)	(5)	(13)	(11)

Cash operating costs (by-product basis)	$16,745	$16,040	$32,577	$30,842
Gold production (ounces)	26,462	23,929	55,712	43,359
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$633	$671	$585	$712

By-product basis	$633	$670	$585	$711

Goldex Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014		Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
Production costs		$16,913		$15,419		$31,780		$31,264
Inventory and other adjustments(vi)		(328)		686		432		(332)

Minesite operating costs		$16,585		$16,105		$32,212		$30,932
Minesite operating costs (thousands of C$)	C$	20,318	C$	17,563	C$	39,635	C$	33,932
Tonnes of ore milled (thousands of tonnes)		604		518		1,171		1,003

Minesite costs per tonne (C$)(iv)	C$	34	C$	34	C$	34	C$	34

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$66,888	$63,808	$123,983	$130,888
Adjustments:
Inventory and other adjustments(v)	(3,094)	3,168	(554)	4,479

Cash operating costs (co-product basis)	$63,794	$66,976	$123,429	$135,367
By-product metal revenues	(978)	(493)	(2,667)	(1,045)

Cash operating costs (by-product basis)	$62,816	$66,483	$120,762	$134,322
Gold production (ounces)	91,276	118,161	179,799	274,605
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$699	$567	$686	$493

By-product basis	$688	$563	$672	$489

Meadowbank Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014		Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
Production costs		$66,888		$63,808		$123,983		$130,888
Inventory and other adjustments(vi)		(3,768)		3,551		(2,074)		4,939

Minesite operating costs		$63,120		$67,359		$121,909		$135,827
Minesite operating costs (thousands of C$)	C$	75,290	C$	73,457	C$	145,917	C$	149,002
Tonnes of ore milled (thousands of tonnes)		1,019		1,051		2,010		2,045

Minesite costs per tonne (C$)(iv)	C$	74	C$	70	C$	73	C$	73

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Canadian Malartic Mine — Total Cash Costs per Ounce of Gold Produced(i)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$42,185	$18,333	$83,371	$18,333
Adjustments:
Inventory and other adjustments(i)(v)	688	(10,721)	3,554	(10,721)

Cash operating costs (co-product basis)	$42,873	$7,612	$86,925	$7,612
By-product metal revenues	(1,177)	(329)	(2,319)	(329)

Cash operating costs (by-product basis)	$41,696	$7,283	$84,606	$7,283
Gold production (ounces)	68,441	11,878	136,334	11,878
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$626	$641	$638	$641

By-product basis	$609	$613	$621	$613

Canadian Malartic Mine — Minesite Costs per Tonne(i)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015		Three Months Ended June 30, 2014		Six Months Ended June 30, 2015		Six Months Ended June 30, 2014
Production costs		$42,185		$18,333		$83,371		$18,333
Inventory and other adjustments(vi)		48		(10,754)		1,733		(10,754)

Minesite operating costs		$42,233		$7,579		$85,104		$7,579
Minesite operating costs (thousands of C$)	C$	51,937	C$	8,160	C$	105,126	C$	8,160
Tonnes of ore milled (thousands of tonnes)		2,307		398		4,647		398

Minesite costs per tonne (C$)(iv)	C$	23	C$	21	C$	23	C$	21

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Kittila Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$30,777	$26,925	$62,776	$56,384
Adjustments:
Inventory and other adjustments(v)	1,855	529	312	1,762

Cash operating costs (co-product basis)	$32,632	$27,454	$63,088	$58,146
By-product metal revenues	(38)	(24)	(73)	(61)

Cash operating costs (by-product basis)	$32,594	$27,430	$63,015	$58,085
Gold production (ounces)	41,986	31,830	86,640	70,382
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$777	$863	$728	$826

By-product basis	$776	$862	$727	$825

Kittila Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$30,777	$26,925	$62,776	$56,384
Inventory and other adjustments(vi)	1,858	414	199	1,496

Minesite operating costs	$32,635	$27,339	$62,975	$57,880
Minesite operating costs (thousands of €)	€28,296	€19,939	€55,010	€42,236
Tonnes of ore milled (thousands of tonnes)	379	247	725	555

Minesite costs per tonne (€)(iv)	€75	€81	€76	€76

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$29,768	$29,940	$53,979	$61,359
Adjustments:
Inventory and other adjustments(v)	(892)	913	2,353	911

Cash operating costs (co-product basis)	$28,876	$30,853	$56,332	$62,270
By-product metal revenues	(9,404)	(8,165)	(18,978)	(17,885)

Cash operating costs (by-product basis)	$19,472	$22,688	$37,354	$44,385
Gold production (ounces)	50,647	43,978	100,753	89,195
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$570	$702	$559	$698

By-product basis	$384	$516	$371	$498

Pinos Altos Mine — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$29,768	$29,940	$53,979	$61,359
Inventory and other adjustments(vi)	(1,732)	466	948	(96)

Minesite operating costs	$28,036	$30,406	$54,927	$61,263
Tonnes of ore processed (thousands of tonnes)	648	656	1,231	1,279

Minesite costs per tonne (US$)(iv)	$43	$46	$45	$48

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Creston Mascota deposit at Pinos Altos — Total Cash Costs per Ounce of Gold Produced(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$7,501	$6,809	$13,107	$12,633
Adjustments:
Inventory and other adjustments(v)	(611)	403	(143)	1,084

Cash operating costs (co-product basis)	$6,890	$7,212	$12,964	$13,717
By-product metal revenues	(611)	(376)	(1,158)	(710)

Cash operating costs (by-product basis)	$6,279	$6,836	$11,806	$13,007
Gold production (ounces)	15,606	11,159	28,054	21,476
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$441	$646	$462	$639

By-product basis	$402	$613	$421	$606

Creston Mascota deposit at Pinos Altos — Minesite Costs per Tonne(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$7,501	$6,809	$13,107	$12,633
Inventory and other adjustments(vi)	(691)	336	(292)	918

Minesite operating costs	$6,810	$7,145	$12,815	$13,551
Tonnes of ore processed (thousands of tonnes)	609	395	1,135	774

Minesite costs per tonne (US$)(iv)	$11	$18	$11	$18

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

La India Mine — Total Cash Costs per Ounce of Gold Produced(ii)(iii)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$10,791	$7,035	$23,256	$12,845
Adjustments:
Inventory and other adjustments(ii)(v)	963	1,676	718	816

Cash operating costs (co-product basis)	$11,754	$8,711	$23,974	$13,661
By-product metal revenues	(1,179)	(830)	(2,311)	(1,429)

Cash operating costs (by-product basis)	$10,575	$7,881	$21,663	$12,232
Gold production (ounces)	25,803	17,809	52,326	28,017
Total cash costs per ounce of gold produced ($ per ounce)(iii):
Co-product basis	$456	$489	$458	$488

By-product basis	$410	$443	$414	$437

La India Mine — Minesite Costs per Tonne(ii)(iv)

(thousands of United States dollars, except as noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs	$10,791	$7,035	$23,256	$12,845
Inventory and other adjustments(vi)	771	1,518	362	578

Minesite operating costs	$11,562	$8,553	$23,618	$13,423
Tonnes of ore processed (thousands of tonnes)	1,360	1,138	2,738	1,825

Minesite costs per tonne (US$)(iv)	$9	$8	$9	$7

Notes:

(i)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of a court-approved plan of arrangement (the "Arrangement") under the Canada Business Corporations Act. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(ii)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the six months ended June 30, 2014 as they were produced prior to the achievement of commercial production.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

  produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the condensed interim consolidated statements of income and comprehensive income for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(v)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(vi)
This inventory and other adjustment reflects production costs associated with unsold concentrates.

All-in Sustaining Costs per Ounce of Gold Produced

        All-in sustaining costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. The Company believes that this measure provides information about operating performance. However, this non-GAAP measure should be considered together with other data prepared in accordance with IFRS as it is not necessarily indicative of operating costs or cash flow measures prepared in accordance with IFRS.

        Based on the recommendations of the World Gold Council made in 2013, the Company modified its calculation of all-in sustaining costs per ounce of gold produced beginning in 2014. All-in sustaining costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). All-in sustaining costs per ounce of gold produced on a by-product basis is calculated as the aggregate of total cash costs per ounce of gold produced on a by-product basis and sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and non-cash reclamation provision expense per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made to total cash costs per ounce of gold produced. The calculation of all-in sustaining costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.

        Prior to modifying its calculation of all-in sustaining costs per ounce of gold produced for 2014 based on the recommendations of the World Gold Council, the Company calculated all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce of gold produced on a by-product

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

basis and sustaining capital expenditures, general and administrative expenses (net of stock options) and exploration and corporate development expenses (excluding greenfield exploration) per ounce of gold produced. All-in sustaining costs per ounce of gold produced on a co-product basis would have been calculated in the same manner as all-in sustaining costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues, net of smelting, refining and marketing charges would have been made to total cash costs per ounce of gold produced.

        The following table sets out a reconciliation of production costs to all-in sustaining costs per ounce of gold produced for the three and six months ended June 30, 2015 and the three and six months ended June 30, 2014 on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

(United States dollars per ounce of gold produced, except where noted)	Three Months Ended June 30, 2015	Three Months Ended June 30, 2014	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014
Production costs per the condensed interim consolidated statements of income and comprehensive income (thousands of United States dollars)	$263,612	$229,383	$510,892	$447,449

Adjusted Gold production (ounces)(i)	403,678	326,059	807,888	688,988

Production costs per ounce of adjusted gold production(i)	$653	$704	$632	$649
Adjustments:
Inventory and other adjustments(ii)	13	26	26	27

Total cash costs per ounce of gold produced (co-product basis)(iii)	$666	$730	$658	$676
By-product metal revenues	(65)	(99)	(63)	(94)

Total cash costs per ounce of gold produced (by-product basis)(iii)	$601	$631	$595	$582

Adjustments:
Sustaining capital expenditures (including capitalized exploration)	203	241	177	207
General and administrative expenses (including stock options)	58	127	60	98
Non-cash reclamation provision and other	2	4	3	3

All-in sustaining costs per ounce of gold produced (by-product basis)	$864	$1,003	$835	$890

By-product metal revenues	65	99	63	94

All-in sustaining costs per ounce of gold produced (co-product basis)	$929	$1,102	$898	$984

Notes:

(i)
The La India mine achieved commercial production on February 1, 2014. 3,492 ounces of payable gold production were excluded from the calculation of total cash costs per ounce of gold produced in the six months ended June 30, 2014 as they were produced prior to the achievement of commercial production.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs

AGNICO EAGLE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

(Prepared in accordance with International Financial Reporting Standards)
for the three and six months ended June 30, 2015

  per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Operating margin(i) by mine:
Northern Business
LaRonde mine	$32,799	$26,402	$62,813	$71,826
Lapa mine	11,351	9,050	26,038	24,391
Goldex mine	15,525	13,283	34,778	22,809
Meadowbank mine	49,600	88,727	96,177	212,687
Canadian Malartic mine(ii)	44,737	3,669	79,456	3,668
Kittila mine	16,145	14,184	43,560	33,186
Southern Business
Pinos Altos mine	44,538	33,417	79,190	72,482
Creston Mascota deposit at Pinos Altos	12,968	7,428	21,377	15,143
La India mine(iii)	18,834	12,978	39,424	26,647

Total operating margin(i)	246,497	209,138	482,813	482,839
Amortization of property, plant and mine development	157,615	93,656	293,512	177,137
Exploration, corporate and other	67,973	81,665	111,679	125,167

Income before income and mining taxes	20,909	33,817	77,622	180,535
Income and mining taxes expense	10,826	11,659	38,796	61,232

Net income for the period	$10,083	$22,158	$38,826	$119,303

Net income per share — basic (US$)	$0.05	$0.12	$0.18	$0.66
Net income per share — diluted (US$)	$0.05	$0.12	$0.18	$0.66
Cash flows:
Cash provided by operating activities	$188,349	$182,728	$331,804	$433,124
Cash used in investing activities	$(104,476)	$(488,543)	$(158,368)	$(596,831)
Cash (used in) provided by financing activities	$(64,514)	$381,951	$(187,696)	$283,864
Realized prices (US$):
Gold (per ounce)	$1,196	$1,291	$1,199	$1,300
Silver (per ounce)	$16.41	$19.45	$16.68	$20.06
Zinc (per tonne)	$2,231	$2,142	$2,130	$2,096
Copper (per tonne)	$6,274	$6,893	$5,656	$6,594

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Payable production(iv):
Gold (ounces):
Northern Business
LaRonde mine	64,007	48,494	122,900	107,846
Lapa mine	19,450	18,821	45,370	42,230
Goldex mine	26,462	23,929	55,712	43,359
Meadowbank mine	91,276	118,161	179,799	274,605
Canadian Malartic mine(ii)	68,441	11,878	136,334	11,878
Kittila mine	41,986	31,830	86,640	70,382
Southern Business
Pinos Altos mine	50,647	43,978	100,753	89,195
Creston Mascota deposit at Pinos Altos	15,606	11,159	28,054	21,476
La India mine(iii)	25,803	17,809	52,326	31,509

Total gold (ounces)	403,678	326,059	807,888	692,480

Silver (thousands of ounces):
Northern Business
LaRonde mine	201	345	398	694
Lapa mine	1	—	1	—
Meadowbank mine	57	25	153	51
Canadian Malartic mine(ii)	69	10	141	10
Kittila mine	2	1	5	3
Southern Business
Pinos Altos mine	576	422	1,139	882
Creston Mascota deposit at Pinos Altos	37	18	69	34
La India mine(iii)	72	40	141	67

Total Silver (thousands of ounces)	1,015	861	2,047	1,741

Zinc (tonnes)	827	3,793	1,763	5,853
Copper (tonnes)	1,133	1,058	2,300	2,612

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	59,376	48,115	120,319	106,215
Lapa mine	20,771	18,162	44,268	41,613
Goldex mine	27,306	22,255	55,213	41,862
Meadowbank mine	96,870	118,176	181,649	265,678
Canadian Malartic mine(ii)(v)	67,522	16,377	126,783	16,377
Kittila mine	39,385	31,519	88,366	68,948
Southern Business
Pinos Altos mine	54,402	43,058	95,835	89,868
Creston Mascota deposit at Pinos Altos	16,537	10,737	27,936	20,965
La India mine(iii)	23,803	15,025	50,701	29,657

Total gold (ounces)	405,972	323,424	791,070	681,183

Silver (thousands of ounces):
Northern Business
LaRonde mine	225	322	429	662
Meadowbank mine	59	24	157	52
Canadian Malartic mine(ii)(v)	80	15	134	15
Kittila mine	2	1	5	3
Southern Business
Pinos Altos mine	616	430	1,062	937
Creston Mascota deposit at Pinos Altos	48	18	68	32
La India mine(iii)	76	34	139	60

Total Silver (thousands of ounces):	1,106	844	1,994	1,761

Zinc (tonnes)	733	2,458	1,997	4,131
Copper (tonnes)	1,131	1,074	2,291	2,616
Total cash costs per ounce of gold produced — Co-product basis (US$)(vi):
Northern Business
LaRonde mine	$811	$1,185	$850	$1,050
Lapa mine	679	832	616	738
Goldex mine	633	671	585	712
Meadowbank mine	699	567	686	493
Canadian Malartic mine(ii)	626	641	638	641
Kittila mine	777	863	728	826
Southern Business
Pinos Altos mine	570	702	559	698
Creston Mascota deposit at Pinos Altos	441	646	462	639
La India mine(iii)	456	489	458	488

Weighted average total cash costs per ounce of gold produced	$666	$730	$658	$676

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS
(thousands of United States dollars, except where noted)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Total cash costs per ounce of gold produced — By-product basis (US$)(vi):
Northern Business
LaRonde mine	$613	$732	$656	$645
Lapa mine	678	832	615	738
Goldex mine	633	670	585	711
Meadowbank mine	688	563	672	489
Canadian Malartic mine(ii)	609	613	621	613
Kittila mine	776	862	727	825
Southern Business
Pinos Altos mine	384	516	371	498
Creston Mascota deposit at Pinos Altos	402	613	421	606
La India mine(iii)	410	443	414	437

Weighted average total cash costs per ounce of gold produced	$601	$631	$595	$582

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iii)
The La India mine achieved commercial production on February 1, 2014.

(iv)
Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(v)
The Canadian Malartic mine's payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(vi)
Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data presented by other gold producers. Total cash costs per ounce of gold produced is presented on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the condensed interim consolidated statements of income and comprehensive income for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company's mining operations. Management also uses these measures to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA
(thousands of United States dollars, except where noted)

	Three Months Ended
	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
Operating margin(i):
Revenues from mining operations	$444,320	$437,240	$491,767	$438,521	$463,388	$503,090	$483,596	$510,109
Production costs	222,774	230,495	218,066	229,383	269,793	287,317	247,280	263,612

Total operating margin(i)	221,546	206,745	273,701	209,138	193,595	215,773	236,316	246,497
Operating margin(i) by mine:
Northern Business
LaRonde mine	25,461	27,243	45,425	26,402	14,696	33,535	30,015	32,799
Lapa mine	15,303	18,143	15,340	9,050	13,748	16,060	14,687	11,351
Goldex mine(ii)	—	6,079	9,525	13,283	17,237	20,693	19,253	15,525
Meadowbank mine	90,658	80,818	123,961	88,728	52,504	39,839	46,577	49,600
Canadian Malartic mine(iii)	—	—	—	3,668	33,224	39,092	34,718	44,737
Kittila mine	39,150	27,949	19,003	14,184	12,128	14,312	27,415	16,145
Southern Business
Pinos Altos mine	40,529	38,224	39,064	33,417	28,837	27,123	34,652	44,538
Creston Mascota deposit at Pinos Altos	10,445	8,289	7,714	7,428	8,032	8,392	8,409	12,968
La India mine(iv)	—	—	13,669	12,978	13,189	16,727	20,590	18,834

Total operating margin(i)	221,546	206,745	273,701	209,138	193,595	215,773	236,316	246,497
Amortization of property, plant and mine development	79,266	90,788	83,481	93,656	117,396	139,095	135,897	157,615
Impairment loss	—	1,014,688	—	—	—	—	—	—
Exploration, corporate and other	53,725	61,644	43,502	81,665	69,884	74,390	43,706	67,973

Income (loss) before income and mining taxes	88,555	(960,375)	146,718	33,817	6,315	2,288	56,713	20,909
Income and mining taxes expense (recovery)	13,637	(180,103)	49,573	11,659	21,365	23,571	27,970	10,826

Net income (loss) for the period	$74,918	$(780,272)	$97,145	$22,158	$(15,050)	$(21,283)	$28,743	$10,083

Net income (loss) per share — basic (US$)	$0.43	$(4.49)	$0.56	$0.12	$(0.07)	$(0.10)	$0.13	$0.05
Net income (loss) per share — diluted (US$)	$0.43	$(4.49)	$0.56	$0.12	$(0.10)	$(0.12)	$0.13	$0.05
Cash flows:
Cash provided by operating activities	$88,365	$140,789	$250,396	$182,728	$71,244	$163,956	$143,455	$188,349
Cash used in investing activities	$(153,012)	$(143,928)	$(108,288)	$(488,543)	$(131,662)	$(123,126)	$(53,892)	$(104,476)
Cash provided by (used in) financing activities	$68,745	$30,811	$(98,087)	$381,951	$(35,943)	$(18,685)	$(123,182)	$(64,514)

Notes:

(i)
Operating margin is calculated as revenues from mining operations less production costs.

(ii)
The Goldex mine's M and E Zones achieved commercial production on October 1, 2013.

(iii)
On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of Osisko (now Canadian Malartic Corporation) and Canadian Malartic GP, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company's 50.0% interest in the Canadian Malartic mine since the date of acquisition.

(iv)
The La India mine achieved commercial production on February 1, 2014.

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts)
(Unaudited)

	As at June 30, 2015	As at December 31, 2014(i)
ASSETS
Current assets:
Cash and cash equivalents	$158,331	$177,537
Short-term investments	5,669	4,621
Restricted cash	19,939	33,122
Trade receivables (note 6)	61,195	59,716
Inventories (note 7)	439,875	446,660
Income taxes recoverable	11,838	1,658
Available-for-sale securities (notes 6 and 8)	46,029	56,468
Fair value of derivative financial instruments (notes 6 and 13)	899	4,877
Other current assets	146,529	123,401

Total current assets	890,304	908,060
Non-current assets:
Restricted cash	19,436	20,899
Goodwill (note 5)	696,809	696,809
Property, plant and mine development (note 9)	5,120,069	5,155,865
Other assets	23,197	27,622

Total assets	$6,749,815	$6,809,255

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$232,674	$209,906
Reclamation provision	7,666	6,769
Interest payable	13,611	13,816
Income taxes payable	18,488	19,328
Finance lease obligations	15,218	22,142
Current portion of long-term debt (note 10)	16,033	52,182
Fair value of derivative financial instruments (notes 6 and 13)	12,796	8,249

Total current liabilities	316,486	332,392

Non-current liabilities:
Long-term debt (note 10)	1,180,326	1,322,461
Reclamation provision	246,572	249,917
Deferred income and mining tax liabilities	802,261	797,192
Other liabilities	44,401	38,803

Total liabilities	2,590,046	2,740,765

EQUITY
Common shares (note 11):
Outstanding — 217,377,496 common shares issued, less 344,510 shares held in trust	4,685,089	4,599,788
Stock options (notes 11 and 12)	209,529	200,830
Contributed surplus	37,254	37,254
Deficit	(775,073)	(779,382)
Accumulated other comprehensive income	2,970	10,000

Total equity	4,159,769	4,068,490

Total liabilities and equity	$6,749,815	$6,809,255

Commitments and contingencies (note 15)

Note:

(i)
As set out in note 5, certain previously reported December 31, 2014 consolidated balance sheet line items have been updated to reflect adjusted final estimates of fair value related to the June 16, 2014 joint acquisition of Osisko.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
(thousands of United States dollars, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
REVENUES
Revenues from mining operations	$510,109	$438,521	$993,705	$930,288
COSTS, EXPENSES AND OTHER INCOME
Production(i)	263,612	229,383	510,892	447,449
Exploration and corporate development	30,616	11,627	47,267	21,045
Amortization of property, plant and mine development	157,615	93,656	293,512	177,137
General and administrative	23,572	41,515	48,793	67,785
Impairment loss on available-for-sale securities (note 8)	345	2,419	1,030	2,419
Finance costs	17,955	17,259	37,667	34,397
Gain on derivative financial instruments (note 13)	(8,836)	(518)	(260)	(4,264)
Gain on sale of available-for-sale securities (note 8)	(2,675)	(5,016)	(23,724)	(5,289)
Environmental remediation	(141)	501	288	673
Foreign currency translation loss (gain)	4,779	6,568	(6,911)	1,509
Other expenses	2,358	7,310	7,529	6,892

Income before income and mining taxes	20,909	33,817	77,622	180,535
Income and mining taxes expense	10,826	11,659	38,796	61,232

Net income for the period	$10,083	$22,158	$38,826	$119,303

Net income per share — basic (note 11)	$0.05	$0.12	$0.18	$0.66

Net income per share — diluted (note 11)	$0.05	$0.12	$0.18	$0.66

Cash dividends declared per common share	$0.08	$0.08	$0.16	$0.16

COMPREHENSIVE INCOME
Net income for the period	$10,083	$22,158	$38,826	$119,303

Other comprehensive income (loss):
Items that may be subsequently reclassified to net income:
Available-for-sale securities and other investments:
Unrealized change in fair value of available-for-sale securities	3,606	5,264	14,593	26,282
Reclassification to impairment loss on available-for-sale securities (note 8)	345	2,419	1,030	2,419
Reclassification to gain on sale of available-for-sale securities (note 8)	(2,675)	(5,016)	(23,724)	(5,289)
Income tax impact of reclassification items	323	—	3,036	—
Income tax impact of other comprehensive loss items	(502)	—	(1,965)	—

	1,097	2,667	(7,030)	23,412

Items that will not be subsequently reclassified to net income:
Pension benefit obligations:
Remeasurement losses of pension benefit obligations	(209)	—	(415)	—
Income tax impact	54	—	109	—

	(155)	—	(306)	—

Other comprehensive income (loss) for the period	942	2,667	(7,336)	23,412

Comprehensive income for the period	$11,025	$24,825	$31,490	$142,715

Note:

(i)
Exclusive of amortization, which is shown separately.

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY
(thousands of United States dollars, except share and per share amounts)
(Unaudited)

	Common Shares Oustanding
						Accumulated Other Comprehensive Income
			Stock Options	Contributed Surplus			Total Equity
	Shares	Amount			Deficit
Balance December 31, 2013	173,953,975	$3,294,007	$184,078	$37,254	$(800,074)	$2,141	$2,717,406

Net income	—	—	—	—	119,303	—	119,303
Other comprehensive income	—	—	—	—	—	23,412	23,412

Total comprehensive income	—	—	—	—	119,303	23,412	142,715

Transactions with owners:
Shares issued under employee stock option plan (notes 11 and 12)	377,425	12,976	(2,693)	—	—	—	10,283
Stock options (notes 11 and 12)	—	—	13,308	—	—	—	13,308
Shares issued under incentive share purchase plan (note 12)	238,042	8,088	—	—	—	—	8,088
Shares issued under dividend reinvestment plan	98,075	3,042	—	—	—	—	3,042
Shares issued for joint acquisition of Osisko (note 5)	34,794,892	1,164,237	—	—	—	—	1,164,237
Common shares held by a depository relating to Convertible Debentures previously issued by Osisko (notes 5 and 10)	(871,680)	(29,166)	—	—	—	—	(29,166)
Dividends declared ($0.16 per share)	—	—	—	—	(27,908)	—	(27,908)
Restricted share unit plan (note 12)	(66,363)	(1,274)	—	—	—	—	(1,274)

Balance June 30, 2014	208,524,366	$4,451,910	$194,693	$37,254	$(708,679)	$25,553	$4,000,731

Balance December 31, 2014	214,236,234	$4,599,788	$200,830	$37,254	$(779,382)	$10,000	$4,068,490

Net income	—	—	—	—	38,826	—	38,826
Other comprehensive loss	—	—	—	—	(306)	(7,030)	(7,336)

Total comprehensive income (loss)	—	—	—	—	38,520	(7,030)	31,490

Transactions with owners:
Shares issued under employee stock option plan (notes 11 and 12)	529,733	16,464	(3,506)	—	—	—	12,958
Stock options (notes 11 and 12)	—	—	12,205	—	—	—	12,205
Shares issued under incentive share purchase plan (note 12)	254,743	7,402	—	—	—	—	7,402
Shares issued under dividend reinvestment plan	170,507	5,050	—	—	—	—	5,050
Shares issued for joint acquisition of Malartic CHL property	459,197	13,441	—	—	—	—	13,441
Shares issued for acquisition of Soltoro Ltd. (note 5)	770,429	24,351	—	—	—	—	24,351
Shares issued to settle Convertible Debentures previously issued by Osisko (note 10)	871,680	24,779	—	—	—	—	24,779
Dividends declared ($0.16 per share)	—	—	—	—	(34,211)	—	(34,211)
Restricted share unit plan and Long Term Incentive Plan (note 12)	(259,537)	(6,186)	—	—	—	—	(6,186)

Balance June 30, 2015	217,032,986	$4,685,089	$209,529	$37,254	$(775,073)	$2,970	$4,159,769

See accompanying notes

AGNICO EAGLE MINES LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
OPERATING ACTIVITIES
Net income for the period	$10,083	$22,158	$38,826	$119,303
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	157,615	93,656	293,512	177,137
Deferred income and mining taxes	(13,680)	(757)	5,620	19,207
Gain on sale of available-for-sale securities (note 8)	(2,675)	(5,016)	(23,724)	(5,289)
Stock-based compensation (note 12)	8,131	9,872	19,849	22,480
Impairment loss on available-for-sale securities (note 8)	345	2,419	1,030	2,419
Foreign currency translation loss (gain)	4,779	6,568	(6,911)	1,509
Other	(11,403)	7,681	2,133	7,906
Adjustment for settlement of reclamation provision	(407)	(101)	(709)	(1,035)
Changes in non-cash working capital balances:
Trade receivables	22	15,364	(1,462)	8,253
Income taxes	13,043	(1,227)	(11,020)	20,520
Inventories	11,623	6,432	22,035	29,903
Other current assets	(18,186)	(20,325)	(23,023)	(4,805)
Accounts payable and accrued liabilities	36,435	53,161	15,853	35,756
Interest payable	(7,376)	(7,157)	(205)	(140)

Cash provided by operating activities	188,349	182,728	331,804	433,124

INVESTING ACTIVITIES
Additions to property, plant and mine development (note 9)	(111,511)	(115,157)	(194,398)	(216,617)
Acquisitions, net of cash and cash equivalents acquired (note 5)	(5,983)	(403,509)	(12,983)	(403,509)
Net purchases of short-term investments	(947)	(2,004)	(1,048)	(2,004)
Net proceeds from sale of available-for-sale securities and warrants (note 8)	18,643	39,529	56,311	40,142
Purchase of available-for-sale securities and warrants (note 8)	(14,158)	—	(19,433)	(13,385)
Decrease (increase) in restricted cash	9,480	(7,402)	13,183	(1,458)

Cash used in investing activities	(104,476)	(488,543)	(158,368)	(596,831)

FINANCING ACTIVITIES
Dividends paid	(14,423)	(12,940)	(29,198)	(24,913)
Repayment of finance lease obligations	(5,039)	(2,442)	(13,444)	(6,694)
Sale-leaseback financing	—	—	—	1,027
Proceeds from long-term debt (note 10)	75,000	730,000	75,000	730,000
Repayment of long-term debt (note 10)	(126,086)	(343,933)	(226,086)	(423,933)
Repurchase of common shares for restricted share unit plan (note 12)	(1,257)	—	(11,899)	(7,518)
Proceeds on exercise of stock options (note 12)	4,735	8,471	12,958	10,456
Common shares issued	2,556	2,795	4,973	5,439

Cash (used in) provided by financing activities	(64,514)	381,951	(187,696)	283,864

Effect of exchange rate changes on cash and cash equivalents	966	1,658	(4,946)	311

Net increase (decrease) in cash and cash equivalents during the period	20,325	77,794	(19,206)	120,468
Cash and cash equivalents, beginning of period	138,006	181,775	177,537	139,101

Cash and cash equivalents, end of period	$158,331	$259,569	$158,331	$259,569

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$24,817	$22,305	$35,898	$30,456

Income and mining taxes paid	$151	$13,172	$38,098	$21,321

See accompanying notes

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

1.     CORPORATE INFORMATION

  Agnico Eagle Mines Limited ("Agnico Eagle" or the "Company") is principally engaged in the production and sale of gold, as well as related activities such as exploration and mine development. The Company's mining operations are located in Canada, Mexico and Finland and it has exploration activities in Canada, Europe, Latin America and the United States. Agnico Eagle is a public company incorporated and domiciled in Canada with its head and registered office located at 145 King Street East, Suite 400, Toronto, Ontario, M5C 2Y7. The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange. Agnico Eagle sells its gold production into the world market.

  These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 12, 2015.

2.     BASIS OF PRESENTATION

  A)
  Statement of Compliance

    The accompanying condensed interim consolidated financial statements of Agnico Eagle have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") in United States ("US") dollars. These condensed interim consolidated financial statements do not include all of the disclosures required by International Financial Reporting Standards ("IFRS") for annual audited consolidated financial statements.

    These condensed interim consolidated financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities which are measured at fair value.

    These condensed interim consolidated financial statements should be read in conjunction with the Company's 2014 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 40-F for the year ended December 31, 2014, which were prepared in accordance with IFRS.

    In the opinion of management, these condensed interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments necessary to present fairly the financial position as at June 30, 2015 and December 31, 2014 and the results of operations and cash flows for the three and six months ended June 30, 2015 and June 30, 2014.

    Operating results for the three and six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2015.

  B)
  Basis of Presentation

    Subsidiaries

    These condensed interim consolidated financial statements include the accounts of Agnico Eagle and its consolidated subsidiaries. All intercompany balances, transactions, income and expenses and gains or losses have been eliminated on consolidation. Subsidiaries are consolidated where Agnico Eagle has the ability to exercise control. Control of an investee exists when Agnico Eagle is exposed to variable returns from the Company's involvement with the investee and has the ability to affect those returns through its power over the investee. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the elements of control.

    Joint Arrangements

    A joint arrangement is defined as an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control over an arrangement between two or more parties. This exists only when the decisions about the relevant activities that significantly affect the returns of the arrangement require the unanimous consent of the parties sharing control.

    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets and obligations for the liabilities relating to the arrangement. These condensed interim consolidated financial statements include the Company's interest in the assets, liabilities, revenues and expenses of its joint operations, from the date that joint control commenced. Agnico Eagle's interest in the Canadian Malartic Corporation, located in Quebec, has been accounted for as a joint operation.

3.     ACCOUNTING POLICIES

  These condensed interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2014 annual audited consolidated financial statements.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

4.     SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

  The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the amounts reported in the condensed interim consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the condensed interim consolidated financial statements are reasonable; however, actual results may differ materially from these estimates. The areas involving significant judgments, estimates and assumptions have been detailed in note 4 to the Company's annual audited consolidated financial statements for the year ended December 31, 2014.

5.     ACQUISITIONS

  Soltoro Ltd.

  On June 9, 2015, the Company acquired all of the issued and outstanding common shares of Soltoro Ltd. ("Soltoro"), including common shares issuable on the exercise of Soltoro's outstanding options and warrants, by way of a plan of arrangement under the Canada Business Corporations Act (the "Soltoro Arrangement"). Soltoro is an exploration company focused on the discovery of precious metals in Mexico.

  Each outstanding share of Soltoro was exchanged under the Soltoro Arrangement for: (i) C$0.01 in cash; (ii) 0.00793 of an Agnico Eagle common share; and (iii) 1 common share of Palamina Corp., a company that was newly formed in connection with the Soltoro Arrangement.

  Pursuant to the Soltoro Arrangement, Soltoro transferred all mining properties located outside of the state of Jalisco, Mexico to Palamina Corp., while Soltoro retained all mining properties located within the state of Jalisco, Mexico. Agnico Eagle had no interest in Palamina Corp. upon the closing of the Soltoro Arrangement.

  Agnico Eagle's total purchase price of $26.7 million was comprised of $2.4 million in cash, including $1.6 million in cash contributed to Palamina Corp., and 770,429 Agnico Eagle common shares issued from treasury. The Soltoro acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $1.4 million were capitalized to the mining properties acquired separately from the purchase price allocation set out below.

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$2,366
Agnico Eagle common shares issued for acquisition	24,351

Total purchase price to allocate	$26,717

Fair value of assets acquired and liabilities assumed:
Mining properties	$27,053
Cash and cash equivalents	2,375
Available-for-sale securities	17
Other current assets	130
Plant and equipment	33
Accounts payable and accrued liabilities	(1,134)
Other current liabilities	(1,757)

Net assets acquired	$26,717

  Gunnarn Mining AB

  On June 11, 2015, the Company acquired 55.0% of the issued and outstanding common shares of Gunnarn Mining AB ("Gunnarn") from Orex Minerals Inc. ("Orex"), by way of a share purchase agreement and joint venture agreement (the "Gunnarn Agreements"). Gunnarn holds a 100.0% interest in the Barsele project located in northern Sweden.

  Agnico Eagle's total purchase price of $13.1 million was comprised of $6.0 million in cash and $7.1 million in accrued consideration. Pursuant to the Gunnarn Agreements, the $7.1 million in accrued consideration includes two $2.0 million payments to be made by the Company to Orex in cash or Agnico Eagle common shares at Agnico Eagle's sole discretion on June 11, 2016 and June 11, 2017,

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

5.     ACQUISITIONS (Continued)

  respectively. Agnico Eagle has also committed to $7.0 million in exploration expenditures associated with the Barsele project by June 11, 2018 and may earn an additional 15.0% interest in Gunnarn if the Company completes a pre-feasibility study related to the Barsele project. Orex was granted a 2.0% net smelter royalty on production from the Barsele project which may be repurchased by Agnico Eagle at any time for $5.0 million.

  Under the Gunnarn Agreements, Agnico Eagle will hold a majority of the seats on the board of directors of Gunnarn and will be the sole operator of the Barsele project in exchange for customary management fees.

  The Gunnarn acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $0.6 million were capitalized to the mining properties acquired separately from the purchase allocation set out below.

  The following table sets out the allocation of the purchase price to assets acquired and liabilities assumed, based on management's estimates of fair value:

Total purchase price:
Cash paid for acquisition	$5,994
Accrued consideration	7,150

Total purchase price to allocate	$13,144

Fair value of assets acquired and liabilities assumed:
Mining properties	$20,021
Cash and cash equivalents	3
Other current assets	35
Accounts payable and accrued liabilities	(80)
Long-term debt	(29)
Other liabilities	(6,806)

Net assets acquired	$13,144

  Osisko Mining Corporation

  On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of the issued and outstanding shares of Osisko by way of the Arrangement. Under the Arrangement, Agnico Eagle and Yamana each indirectly acquired 50.0% of Osisko's issued and outstanding shares. As part of the Arrangement, the Canadian Malartic mine in Quebec was transferred to the newly formed Canadian Malartic GP in which each of Agnico Eagle and Yamana have an indirect 50.0% interest. Agnico Eagle and Yamana will also jointly explore the Kirkland Lake assets, the Hammond Reef project and the Pandora and Wood-Pandora properties through their indirect joint ownership of Canadian Malartic Corporation (the successor to Osisko). Together, the acquired properties constitute the Canadian Malartic joint operation segment (see note 14 to these condensed interim consolidated financial statements for details).

  Each outstanding share of Osisko was exchanged under the Arrangement for: (i) C$2.09 in cash (Agnico Eagle's 50.0% share was C$1.045); (ii) 0.07264 of an Agnico Eagle common share (a value of C$2.64 based on the closing price of C$36.29 for Agnico Eagle common shares on the Toronto Stock Exchange as of June 16, 2014); (iii) 0.26471 of a Yamana common share; and (iv) 0.1 of one common share of Osisko Gold Royalties Ltd., a company that was newly formed in connection with the Arrangement and is now traded on the Toronto Stock Exchange.

  Pursuant to the Arrangement, the following assets of Osisko were transferred to Osisko Gold Royalties Ltd.: (i) a 5.0% net smelter royalty on the Canadian Malartic mine; (ii) C$157.0 million in cash; (iii) a 2.0% net smelter royalty on the Kirkland Lake assets, the Hammond Reef project, and certain other exploration properties retained by Canadian Malartic Corporation; (iv) all assets and liabilities of Osisko in its Guerrero camp in Mexico; and (v) certain other investments and assets.

  Agnico Eagle has recognized its interest in the assets, liabilities, revenues and expenses of Osisko in accordance with the Company's rights and obligations prescribed by the Arrangement, as the joint arrangement was determined to be a joint operation under IFRS.

  Agnico Eagle's transaction costs associated with the acquisition totaling $16.7 million were expensed through the general and administrative line item of the annual audited consolidated statements of income (loss) and comprehensive income (loss) for the year ended December 31, 2014.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

5.     ACQUISITIONS (Continued)

  Agnico Eagle's share of the June 16, 2014 purchase price of Osisko was comprised of the following:

Cash paid for acquisition	$462,728
Agnico Eagle common shares issued for acquisition	1,135,071

Total Agnico Eagle purchase price to allocate	$1,597,799

  A fair value approach was applied by management in developing estimates of the fair value of identifiable assets and liabilities contributed to the newly formed Osisko joint operation. These estimates of fair value have now been finalized as all relevant information about facts and circumstances that existed at the acquisition date have been received.

  Certain previously reported Agnico Eagle consolidated balance sheet line items as at December 31, 2014 have been updated to reflect adjusted final estimates of the fair value of identifiable assets acquired and liabilities assumed related to the June 16, 2014 joint acquisition of Osisko. As a result of new information obtained about the facts and circumstances that existed as of the Osisko acquisition date, the following adjustments have been recorded to both the adjusted final purchase price allocation and the December 31, 2014 balance sheet as previously reported: the property, plant and mine development line item has decreased by $145.6 million; the goodwill line item has increased by $114.3 million; the accounts payable and accrued liabilities line item has increased by $3.7 million; and the deferred income and mining tax liabilities line item has decreased by $35.0 million.

  The following table sets out the allocation of Agnico Eagle's share of the purchase price to attributable assets acquired and liabilities assumed pursuant to the Arrangement, based on management's previously reported preliminary estimates of fair value and adjusted final estimates of fair value:

  Fair value of assets acquired and liabilities assumed:

	Preliminary(i)	Adjustments	Adjusted Final
Property, plant and mine development	$1,452,148	$(145,631)	$1,306,517
Goodwill(ii)	543,444	114,348	657,792
Cash and cash equivalents	59,219	—	59,219
Restricted cash	35,528	—	35,528
Trade receivables(iii)	9,653	—	9,653
Inventories	51,477	—	51,477
Other current assets	11,420	—	11,420
Accounts payable and accrued liabilities	(49,391)	(3,726)	(53,117)
Reclamation provision	(20,776)	—	(20,776)
Long-term debt	(151,333)	—	(151,333)
Deferred income and mining tax liabilities	(343,590)	35,009	(308,581)

Net assets acquired	$1,597,799	$—	$1,597,799

  Notes:

  (i)
  Preliminary estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company's 2014 annual audited consolidated financial statements.

  (ii)
  Goodwill is not deductible for tax purposes and is allocated to the Canadian Malartic joint operation segment.

  (iii)
  The fair value of trade receivables approximates the gross contractual amounts receivable.

  The joint acquisition of Osisko is a strategic fit with the Company's skill set and its other operating assets in the area. The Company believes that goodwill associated with the joint acquisition of Osisko arose principally because of the following factors: (1) the value implicit in the Company's ability to sustain and/or grow its business by increasing proven and probable mineral reserves and mineral resources through new discoveries; and (2) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed in a business combination at amounts that do not reflect fair value. The amount of goodwill associated with the joint acquisition of Osisko that is expected to be deductible for tax purposes is nil. Upon

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

5.     ACQUISITIONS (Continued)

  finalization of management's estimates of the fair value of identifiable assets and liabilities, the Company conducted a retrospective goodwill impairment test as at December 31, 2014 based on the adjusted final value of goodwill, with no impairment losses required.

  The Company's indirect 50.0% interest in Canadian Malartic GP resulted in revenues from mining operations of $189.9 million and a net loss of $15.8 million between the June 16, 2014 completion of the Arrangement and December 31, 2014.

6.     FAIR VALUE MEASUREMENT

  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. All assets and liabilities for which fair value is measured or disclosed in the condensed interim consolidated financial statements are categorized within the fair value hierarchy, described, as follows, based on the lowest-level input that is significant to the fair value measurement as a whole:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

  For items that are recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing their classification at the end of each reporting period.

  During the six months ended June 30, 2015, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

  The Company's financial assets and liabilities include cash and cash equivalents, short-term investments, restricted cash, trade receivables, available-for-sale securities, accounts payable and accrued liabilities, long-term debt and derivative financial instruments.

  The fair values of cash and cash equivalents, short-term investments, restricted cash and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

  Long-term debt is recorded on the condensed interim consolidated balance sheet at June 30, 2015 at amortized cost. The fair value of long-term debt is determined by applying a discount rate, reflecting the credit spread based on the Company's credit rating, to future related cash flows. As at June 30, 2015, the Company's long-term debt had a fair value of $1,275.4 million (December 31, 2014 — $1,498.4 million).

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at June 30, 2015 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$61,195	$—	$61,195
Available-for-sale securities	41,336	4,693	—	46,029
Fair value of derivative financial instruments	—	899	—	899

Total financial assets	$41,336	$66,787	$—	$108,123

Financial liabilities:
Fair value of derivative financial instruments	$—	$12,796	$—	$12,796

Total financial liabilities	$—	$12,796	$—	$12,796

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

6.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets out the Company's financial assets and liabilities measured at fair value on a recurring basis as at December 31, 2014 using the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Financial assets:
Trade receivables	$—	$59,716	$—	$59,716
Available-for-sale securities	51,653	4,815	—	56,468
Fair value of derivative financial instruments	—	4,877	—	4,877

Total financial assets	$51,653	$69,408	$—	$121,061

Financial liabilities:
Convertible Debentures	$—	$—	$34,678	$34,678
Fair value of derivative financial instruments	—	8,249	—	8,249

Total financial liabilities	$—	$8,249	$34,678	$42,927

  Valuation Techniques

  Trade Receivables

  Trade receivables from provisional invoices for concentrate sales are valued using quoted forward rates derived from observable market data based on the month of expected settlement (classified within Level 2 of the fair value hierarchy).

  Available-for-sale Securities

  Available-for-sale securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy). Available-for-sale securities representing shares of non-publicly traded entities are recorded at fair value using external broker-dealer quotations (classified within Level 2 of the fair value hierarchy).

  Derivative Financial Instruments

  Derivative financial instruments classified within Level 2 of the fair value hierarchy are recorded at fair value using external broker-dealer quotations or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. Derivative financial instruments are classified as at fair value through the consolidated statements of income.

  Convertible Debentures

  On June 30, 2015, the negotiated early settlement of all of the convertible debentures was completed. Convertible debentures issued by Osisko and subsequently an obligation of Canadian Malartic GP were reported at fair value and classified within Level 3 of the fair value hierarchy and constituted contracts which resulted in the payment of cash and the issuance of publicly-traded shares. Fair value was calculated with consideration given to the influence of a variety of inputs including quoted market prices and interest rates. Convertible debentures were included in the current portion of long-term debt line item of the condensed interim consolidated balance sheets prior to settlement.

7.     INVENTORIES

  During the three and six months ended June 30, 2015, a charge of $1.4 million (December 31, 2014 — $4.6 million) was recorded within the production costs line item of the condensed interim consolidated statements of income and comprehensive income to reduce the carrying value of inventories to their net realizable value.

8.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended June 30, 2015, the Company purchased certain available-for-sale securities totaling $14.2 million (three months ended June 30, 2014 — nil). During the six months ended June 30, 2015, the Company purchased certain available-for-sale securities totaling $19.4 million (six months ended June 30, 2014 — $10.6 million).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

8.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  During the three months ended June 30, 2015, the Company received proceeds of $18.6 million (three months ended June 30, 2014 — $39.5 million) and recognized a gain before income taxes of $2.7 million (three months ended June 30, 2014 — $5.0 million) on the sale of certain available-for-sale securities. During the six months ended June 30, 2015, the Company received proceeds of $49.7 million (six months ended June 30, 2014 — $40.1 million) and recognized a gain before income taxes of $23.7 million (six months ended June 30, 2014 — $5.3 million) on the sale of certain available-for-sale securities.

  During the three months ended June 30, 2015, the Company recorded an impairment loss of $0.3 million (three months ended June 30, 2014 — $2.4 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged. During the six months ended June 30, 2015, the Company recorded an impairment loss of $1.0 million (six months ended June 30, 2014 — $2.4 million) on certain available-for-sale securities that were determined to have an impairment that was significant or prolonged.

9.     PROPERTY, PLANT AND MINE DEVELOPMENT

  Acquisitions and disposals

  During the six months ended June 30, 2015, $227.4 million of additions (six months ended June 30, 2014 — $206.5 million) were capitalized to property, plant and mine development, excluding amounts capitalized related to acquisitions.

  During the six months ended June 30, 2015, the Company capitalized assets with a cost of $49.1 million (six months ended June 30, 2014 — $1,306.5 million) related to acquisitions (see note 5 to these condensed interim consolidated financial statements for details).

  Total borrowing costs capitalized to property, plant and mine development during the six months ended June 30, 2015 were approximately $0.2 million (twelve months ended December 31, 2014 — $1.7 million) at a capitalization rate of 1.2% (twelve months ended December 31, 2014 — 1.3%).

  Assets with a net book value of $3.7 million were disposed of by the Company during the six months ended June 30, 2015 (twelve months ended December 31, 2014 — $8.7 million), resulting in a net loss on disposal of $1.3 million (twelve months ended December 31, 2014 — $6.5 million).

  See note 15 to these condensed interim consolidated financial statements for capital commitments.

10.   LONG-TERM DEBT

  Credit Facility and Loan Repayments

  At June 30, 2015, the Credit Facility was drawn down by $375.0 million (December 31, 2014 — $500.0 million). Amounts drawn down, together with outstanding letters of credit under the Credit Facility, resulted in Credit Facility availability of $824.0 million at June 30, 2015. During the six months ended June 30, 2015, Credit Facility drawdowns totaled $75.0 million and repayments totaled $200.0 million.

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt instruments included a secured loan facility. A scheduled repayment of C$20.0 million ($16.0 million) was made on June 30, 2015, resulting in attributable outstanding principal of C$40.0 million ($32.1 million) as at June 30, 2015.

  Convertible Debentures

  In connection with its joint acquisition of Osisko on June 16, 2014, Canadian Malartic GP was assigned and assumed certain outstanding debt obligations of Osisko relating to the Canadian Malartic mine. Agnico Eagle's indirect attributable interest in such debt instruments included Convertible Debentures with principal outstanding of C$37.5 million ($34.6 million), a November 2017 maturity date and a 6.875% interest rate.

  On June 30, 2015, the negotiated early settlement of all of the Convertible Debentures was completed. As a result of this settlement, 871,680 Agnico Eagle common shares with a fair value of $24.8 million were released from a depositary to the holders of the Convertible Debentures along with a cash payment of $10.1 million to settle the Company's obligation. In the three months ended June 30, 2015 a $2.0 million mark-to-market gain was recorded in the other expenses line item of the condensed interim consolidated statements of income and comprehensive income related to the Convertible Debentures, while a $2.4 million mark-to-market loss was recorded in the six months ended June 30, 2015. In the three and six months ended June 30, 2014, a $4.2 million mark-to-market loss

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

10.   LONG-TERM DEBT (Continued)

  was recorded related to the Convertible Debentures. Additional cash consideration of $3.2 million was paid to the holders of the Convertible Debentures upon settlement and was recorded in the other expenses line item of the condensed interim consolidated statements of income and comprehensive income. As at June 30, 2015, the Convertible Debentures had principal outstanding of nil.

11.   EQUITY

  Net Income Per Share

  The following table sets out the weighted average number of common shares used in the calculation of basic and diluted net income per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net income for the period	$10,083	$22,158	$38,826	$119,303

Weighted average number of common shares outstanding — basic (in thousands)	215,426	185,718	214,996	179,845
Add: Dilutive impact of common shares related to the RSU plan and LTIP	366	345	302	328
Add: Dilutive impact of employee stock options	930	219	888	180

Weighted average number of common shares outstanding — diluted (in thousands)	216,722	186,282	216,186	180,353

Net income per share — basic	$0.05	$0.12	$0.18	$0.66

Net income per share — diluted	$0.05	$0.12	$0.18	$0.66

  Diluted net income per share has been calculated using the treasury stock method. In applying the treasury stock method, outstanding employee stock options with an exercise price greater than the average quoted market price of the common shares for the period outstanding are not included in the calculation of diluted net income per share as the impact would be anti-dilutive.

  For the three months ended June 30, 2015, 4,884,005 (three months ended June 30, 2014 — 9,277,235) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive. For the six months ended June 30, 2015, 4,864,005 (six months ended June 30, 2014 — 9,277,235) employee stock options were excluded from the calculation of diluted net income per share as their impact would have been anti-dilutive.

  The dilutive impact of the Convertible Debentures, including both their impact on diluted net income and the dilutive impact of related common shares held by a depositary in connection with any conversion thereof, has been excluded from the calculation of diluted net income per share for the three and six months ended June 30, 2015 and the three and six months ended June 30, 2014 as their impact would have been anti-dilutive. The Convertible Debentures were settled on June 30, 2015 (see note 10 to these condensed interim consolidated financial statements for details).

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

12.   STOCK-BASED COMPENSATION

  (a)
  Employee Stock Option Plan ("ESOP")

  The following table sets out activity with respect to Agnico Eagle's outstanding stock options:

	Six Months Ended June 30, 2015			Six Months Ended June 30, 2014
	Number of Stock Options	Weighted Average Exercise Price		Number of Stock Options	Weighted Average Exercise Price
Outstanding, beginning of period	11,913,210	C$	48.84	11,283,535	C$	56.02
Granted	3,068,080		29.09	3,180,000		28.04
Exercised	(529,733)		29.88	(377,425)		29.90
Forfeited	(53,764)		45.34	(211,250)		52.24
Expired	(2,032,331)		57.01	(1,724,150)		62.64

Outstanding, end of period	12,365,462	C$	43.43	12,150,710	C$	48.63

Options exercisable, end of period	7,762,445	C$	50.19	7,739,210	C$	55.42

  The average share price of Agnico Eagle's common shares during the six months ended June 30, 2015 was C$38.16 (six months ended June 30, 2014 — C$34.67).

  Agnico Eagle estimated the fair value of stock options under the Black-Scholes option pricing model using the following weighted average assumptions:

	Six Months Ended June 30,
	2015	2014
Risk-free interest rate	1.50%	1.52%
Expected life of stock options (in years)	2.7	2.6
Expected volatility of Agnico Eagle's share price	45.0%	42.5%
Expected dividend yield	1.69%	3.83%

  The total compensation expense for the ESOP recorded in the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income during the three months ended June 30, 2015 was $4.2 million (three months ended June 30, 2014 — $4.6 million) and $12.2 million for the six months ended June 30, 2015 (six months ended June 30, 2014 — $13.1 million). Of the total compensation cost for the ESOP, $0.1 million was capitalized as part of the property, plant and mine development line item of the condensed interim consolidated balance sheets for the three months ended June 30, 2015 (three months ended June 30, 2014 — $0.2 million) and $0.4 million for the six months ended June 30, 2015 (six months ended June 30, 2014 — $0.5 million).

  (b)
  Restricted Share Unit Plan

  During the six months ended June 30, 2015, 423,822 (six months ended June 30, 2014 — 294,080) RSUs were granted with a grant date fair value of $11.9 million (six months ended June 30, 2014 — $8.4 million). In the first six months of 2015, the Company funded the RSU plan by transferring $11.5 million (first six months of 2014 — $7.5 million) to an employee benefit trust that then purchased common shares of the Company in the open market.

  Compensation expense related to the RSU plan was $2.9 million for the three months ended June 30, 2015 (three months ended June 30, 2014 — $3.9 million) and $5.7 million for the six months ended June 30, 2015 (six months ended June 30, 2014 — $6.6 million). Compensation expense related to the RSU plan is included as part of the general and administrative line item of the condensed interim consolidated statements of income and comprehensive income.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

12.   STOCK-BASED COMPENSATION (Continued)

  (c)
  Incentive Share Purchase Plan

  During the six months ended June 30, 2015, 254,743 common shares were subscribed for under the incentive share purchase plan (the "Purchase Plan") (six months ended June 30, 2014 — 238,042) for a value of $7.4 million (six months ended June 30, 2014 — $8.1 million). The total compensation cost recognized in the six months ended June 30, 2015 related to the Purchase Plan was $2.5 million (six months ended June 30, 2014 — $2.7 million).

13.   DERIVATIVE FINANCIAL INSTRUMENTS

  Currency Risk Management

  The Company utilizes foreign exchange economic hedges to reduce the variability in expected future cash flows arising from changes in foreign currency exchange rates. The Company is primarily exposed to currency fluctuations relative to the US dollar as a portion of the Company's operating costs and capital expenditures are denominated in foreign currencies; primarily the Canadian dollar, the Euro and the Mexican peso. These potential currency fluctuations increase the volatility of, and could have a significant impact on, the Company's production costs. The economic hedges relate to a portion of the foreign currency denominated cash outflows arising from foreign currency denominated expenditures. The Company does not apply hedge accounting to these arrangements.

  As at June 30, 2015, the Company had outstanding foreign exchange zero cost collars. The purchase of US dollar put options was financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company was nil. At June 30, 2015, the zero cost collars related to $343.0 million of 2015 expenditures and the Company recognized mark-to-market adjustments in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. Mark-to-market gains (losses) related to foreign exchange derivative financial instruments are recorded at fair value based on broker-dealer quotations that utilize period end forward pricing of the applicable foreign currency to calculate fair value.

  The Company's other foreign currency derivative strategies in 2015 and 2014 consisted mainly of writing US dollar call options with short maturities to generate premiums that would, in essence, enhance the spot transaction rate received when exchanging US dollars for Canadian dollars. All of these derivative transactions expired prior to period end such that no derivatives were outstanding as at June 30, 2015 or December 31, 2014. The call option premiums were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income.

  Commodity Price Risk Management

  To mitigate the risks associated with fluctuating diesel fuel prices, the Company uses derivative financial instruments as economic hedges of the price risk on a portion of diesel fuel costs associated with the Meadowbank mine's diesel fuel exposure as it relates to operating costs. There were derivative financial instruments outstanding at June 30, 2015 relating to 14.0 million gallons of heating oil. The related mark-to-market adjustments prior to settlement were recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income. The Company does not apply hedge accounting to these arrangements.

  Mark-to-market gains (losses) related to heating oil derivative financial instruments are based on broker-dealer quotations that utilize period end forward pricing to calculate fair value.

  As at June 30, 2015 and December 31, 2014, there were no metal derivative positions. The Company may from time to time utilize short-term financial instruments as part of its strategy to minimize risks and optimize returns on its by-product metal sales.

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

13.   DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  The following table sets out a summary of the amounts recognized in the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Premiums realized on written foreign exchange call options	$697	$403	$1,362	$1,235
Realized (loss) gain on warrants	(593)	—	9,071	(185)
Unrealized gain (loss) on warrants(i)	789	2,198	(1,770)	5,327
Realized (loss) gain on currency and commodity derivatives	(1,489)	784	(4,225)	784
Unrealized gain (loss) on currency and commodity derivatives(i)	9,432	(2,867)	(4,178)	(2,897)

Gain on derivative financial instruments	$8,836	$518	$260	$4,264

  Note:

  (i)
  Unrealized gains and losses on financial instruments that did not qualify for hedge accounting are recognized through the gain on derivative financial instruments line item of the condensed interim consolidated statements of income and comprehensive income and through the other line item of the condensed interim consolidated statements of cash flows.

14.   SEGMENTED INFORMATION

Six Months Ended June 30, 2015:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$153,812	$(90,999)	$—	$62,813
Lapa mine	53,679	(27,641)	—	26,038
Goldex mine	66,558	(31,780)	—	34,778
Meadowbank mine	220,160	(123,983)	—	96,177
Canadian Malartic joint operation (note 5)	162,827	(83,371)	(2,628)	76,828
Kittila mine	106,336	(62,776)	—	43,560

Total Northern Business	763,372	(420,550)	(2,628)	340,194

Southern Business:
Pinos Altos mine	133,169	(53,979)	—	79,190
Creston Mascota deposit at Pinos Altos	34,484	(13,107)	—	21,377
La India mine	62,680	(23,256)	—	39,424

Total Southern Business	230,333	(90,342)	—	139,991

Exploration	—	—	(44,639)	(44,639)

Segments totals	$993,705	$(510,892)	$(47,267)	$435,546

Total segments income				$435,546
Corporate and other:
Amortization of property, plant and mine development				(293,512)
General and administrative				(48,793)
Impairment loss on available-for-sale securities				(1,030)
Finance costs				(37,667)
Gain on derivative financial instruments				260
Gain on sale of available-for-sale securities				23,724
Environmental remediation				(288)
Foreign currency translation gain				6,911
Other expenses				(7,529)

Income before income and mining taxes				$77,622

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

14.   SEGMENTED INFORMATION (Continued)

Six Months Ended June 30, 2014:	Revenues from Mining Operations	Production Costs	Exploration and Corporate Development	Segment Income (Loss)
Northern Business:
LaRonde mine	$165,863	$(94,037)	$—	$71,826
Lapa mine	54,097	(29,706)	—	24,391
Goldex mine	54,073	(31,264)	—	22,809
Meadowbank mine	343,575	(130,888)	—	212,687
Canadian Malartic joint operation (note 5)	22,001	(18,333)	—	3,668
Kittila mine	89,570	(56,384)	—	33,186

Total Northern Business	729,179	(360,612)	—	368,567

Southern Business:
Pinos Altos mine	133,841	(61,359)	—	72,482
Creston Mascota deposit at Pinos Altos	27,776	(12,633)	—	15,143
La India mine	39,492	(12,845)	—	26,647

Total Southern Business	201,109	(86,837)	—	114,272

Exploration	—	—	(21,045)	(21,045)

Segments totals	$930,288	$(447,449)	$(21,045)	$461,794

Total segments income				$461,794
Corporate and other:
Amortization of property, plant and mine development				(177,137)
General and administrative				(67,785)
Impairment loss on available-for-sale securities				(2,419)
Finance costs				(34,397)
Gain on derivative financial instruments				4,264
Gain on sale of available-for-sale securities				5,289
Environmental remediation				(673)
Foreign currency translation loss				(1,509)
Other expenses				(6,892)

Income before income and mining taxes				$180,535

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

14.   SEGMENTED INFORMATION (Continued)

	Total Assets as at
	June 30, 2015	December 31, 2014
Northern Business:
LaRonde mine	$853,250	$856,489
Lapa mine	65,353	74,131
Goldex mine	202,584	205,101
Meadowbank mine	586,427	660,278
Canadian Malartic joint operation (note 5)	2,056,992	2,068,532
Meliadine project	510,346	487,901
Kittila mine	922,206	931,335

Total Northern Business	5,197,158	5,283,767

Southern Business:
Pinos Altos mine	588,455	573,786
Creston Mascota deposit at Pinos Altos	76,656	84,176
La India mine	543,991	543,297

Total Southern Business	1,209,102	1,201,259

Exploration	206,572	144,580

Corporate and other	136,983	179,649

Total assets	$6,749,815	$6,809,255

15.   COMMITMENTS AND CONTINGENCIES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at June 30, 2015, the total amount of these guarantees was $164.7 million.

  As at June 30, 2015, the Company had $39.2 million of commitments related to the purchase of property, plant and mine development.

16.   SUBSEQUENT EVENTS

  Dividends Declared

  On July 29, 2015, Agnico Eagle announced that the Board approved the payment of a quarterly cash dividend of $0.08 per common share (a total value of approximately $17.4 million), paid on September 15, 2015 to holders of record of the common shares of the Company on September 1, 2015.

17.   ONGOING LITIGATION

  Securities Class Action Lawsuits

  On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers, some of whom who also are or were directors of the Company. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250.0 million. Following negotiations with the plaintiffs, on April 17, 2013 an Order was granted on consent of the plaintiffs and defendants certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The consent Order significantly narrows the class of claimants initially proposed by the plaintiffs and eliminates many of the claims initially made in the action. The Company has agreed to participate in a mediation with the plaintiffs in respect of both the

AGNICO EAGLE MINES LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(thousands of United States dollars, except share and per share amounts, unless otherwise indicated)
(Unaudited)
June 30, 2015

17.   ONGOING LITIGATION (Continued)

  Ontario and Quebec actions which will occur in early September 2015. If the mediation is not successful, it is expected that oral discoveries will take place in early 2016, and the Company intends to vigorously defend the action on the merits. No amounts have been recorded for any potential liability arising from this matter.

  On March 28, 2012, the Company and certain of its current and former officers, some of whom also are or were directors of the Company, were named as respondents in a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100.0 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. On October 1, 2013, the Quebec court certified the class action on terms identical to those set out in the consent Order granted in Ontario on April 17, 2013. As noted in respect of the Ontario Claim, the Company has agreed to participate in a mediation with the plaintiffs in respect of both the Ontario and Quebec actions, which will occur in early September 2015. If the mediation is not successful, it is expected that oral discoveries will take place in early 2016, and Company intends to vigorously defend the action on the merits. No amounts have been recorded for any potential liability arising from this matter.

QuickLinks

Second Quarter Report 2015
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) for the three and six months ended June 30, 2015
AGNICO EAGLE MINES LIMITED MANAGEMENT'S DISCUSSION AND ANALYSIS (Prepared in accordance with International Financial Reporting Standards) for the three and six months ended June 30, 2015
AGNICO EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, except share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars, except per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY (thousands of United States dollars, except share and per share amounts) (Unaudited)
AGNICO EAGLE MINES LIMITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars) (Unaudited)
AGNICO EAGLE MINES LIMITED NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars, except share and per share amounts, unless otherwise indicated) (Unaudited) June 30, 2015